Filed Pursuant to Rule 424(b)(5)

Registration No. 333-104273

PROSPECTUS SUPPLEMENT

(To prospectus dated June 20, 2003)

1,600,000 Shares

Interstate Power and Light Company

7.10% Series C Cumulative Preferred Stock

(Liquidation Preference $25 Per Share)

We are selling 1,600,000 shares of our 7.10% series C cumulative preferred stock. Dividends on the series C preferred stock will be cumulative from the date of original issuance and, when and as declared, payable quarterly on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2003, at an annual rate of 7.10% of the liquidation preference, or $1.775 per share.

The series C preferred stock will not be redeemable prior to September 15, 2008, on or after which we may redeem shares of series C preferred stock at our option at a price of $25 per share, plus an amount equal to accrued but unpaid dividends. The series C preferred stock will have no maturity date and will remain outstanding indefinitely unless redeemed.

We have filed an application to list the series C preferred stock on the New York Stock Exchange under the symbol “IPL Pr C”. If the application is approved, then we expect trading of the series C preferred stock on the New York Stock Exchange to begin within 30 days after the date of initial delivery of the series C preferred stock.

Investing in the series C preferred stock involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

	Per Share	Total

Public offering price	$25.00	$40,000,000

Underwriting discount	$0.79	$1,260,000

Proceeds, before expenses, to Interstate Power and Light Company	$24.21	$38,740,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about September 16, 2003.

Merrill Lynch & Co.

The date of this prospectus supplement is September 9, 2003

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in the accompanying prospectus. Some of these documents, however, are filed on a combined basis with our parent, Alliant Energy Corporation, and its direct subsidiary, Wisconsin Power and Light Company. Information contained in these documents relating to these entities is filed by them on their own behalf and not by us, and you should not rely on that information when deciding whether to invest in our series C preferred stock. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information relating to Interstate Power and Light Company contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

Our principal executive offices are located at Alliant Energy Tower, 200 First Street, SE, Cedar Rapids, Iowa 52401, and our telephone number is (319) 786-4411.

Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus supplement to “we,” “our,” “us” or similar references mean Interstate Power and Light Company.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information we incorporate by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements that are intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect,” “intend,” “believe,” “anticipate,” “estimate,” “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Some, but not all, of the risks and uncertainties include those described in the “Risk Factors” section of this prospectus supplement and the following:

•	weather effects on sales and revenues;

•	economic and political conditions in our service territories;

•	federal and state regulatory actions, including any costs or regulations associated with federal or state actions directed at transmission or reliability;

•	unanticipated construction and acquisition expenditures;

•	risks related to the operation of our nuclear facility;

ii

•	developments that adversely impact our ability to implement our strategic objectives;

•	our ability to continue cost controls and operational efficiencies;

•	our ability to identify and successfully complete proposed development projects;

•	access to technological developments;

•	employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; and

•	changes in the rate of inflation.

We assume no obligation, and disclaim any duty, to update these forward-looking statements.

iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully before making a decision to invest in our series C preferred stock.

Our Company

We are a regulated utility serving customers in Iowa, Minnesota and Illinois. We are engaged principally in the generation, transmission, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the delivery of steam services in selected markets. As of December 31, 2002, we served approximately 526,000 electric customers in 760 communities and approximately 235,000 gas customers in 253 communities. All of our common stock is owned by Alliant Energy Corporation, an energy-services provider engaged primarily in regulated utility operations in the Midwest, including through our company, and with other non-regulated domestic and international operations.

We are subject to the jurisdiction of the Iowa Utilities Board, or IUB, the Minnesota Public Utilities Commission, or MPUC, and the Illinois Commerce Commission, or ICC, with respect to various portions of our operations. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. Our parent company, Alliant Energy Corporation, is a registered public utility holding company subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. We are also subject to some requirements of that Act.

Rate Case Developments

Iowa Electric Rate Case Final Order

On April 15, 2003, we received the final order in our retail electric rate case from the IUB. The IUB granted a $26 million, or 2.91%, annual revenue increase and authorized a return on common equity of 11.15% effective May 28, 2003.

Iowa Gas Rate Case Final Order

On May 15, 2003, we received the final order in our retail gas rate case from the IUB. The IUB granted a $13 million, or 4.8%, annual revenue increase and authorized a return on common equity of 11.05%. The compliance tariffs were effective on August 22, 2003. Since the final increase approved by the IUB is lower than the $17 million interim relief granted in October 2002, a refund plan was filed with the IUB in July 2003. We are reserving all amounts related to the anticipated refund.

Minnesota Electric Rate Case

On May 19, 2003, we filed a rate request with the MPUC for approval to increase electric base rates by approximately $5.0 million, or 8.0%, with a rate of return on common equity of 12.3%. On July 18, 2003, the MPUC granted us approval to increase rates on an interim basis by approximately $1.9 million, or 3.1%, which is approximately 66% of the $2.9 million of interim relief requested. The rate of return on common equity was set at 11.0%. The interim rates became effective on July 18, 2003. We expect final rates to be effective in April 2004.

Credit Facility Borrowings and Availability

The following table sets forth our bank credit facility borrowing and availability as of August 31, 2003:

Total facility	$200,000,000
Borrowing backed by facility	59,000,000

Availability	$141,000,000

Our bank credit facility expires in October 2003. While we anticipate renewing the credit facility in the third quarter of 2003, we cannot provide complete assurance that we will be able to do so.

The Offering

Securities offered	1,600,000 shares of 7.10% series C cumulative preferred stock.

Ranking

The series C preferred stock will rank equally with our outstanding preferred stock with respect to the payment of dividends and distributions of assets. We currently have outstanding 6,000,000 shares of our 8.375% series B cumulative preferred stock, which have a liquidation preference of $25 per share plus an amount equal to accrued and unpaid dividends. No other series of our preferred stock is currently outstanding. The series C preferred stock will rank senior to our common stock with respect to the payment of dividends and distributions of assets.

Dividends

Dividends on the series C preferred stock will be cumulative from the date of original issuance at an annual rate of 7.10% or $1.775 per share. The dividends will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2003, when and as declared by our board of directors.

Liquidation preference

If we liquidate, dissolve or wind up, then the holders of the series C preferred stock at the time outstanding will be entitled to receive $25 per share, plus an amount equal to accrued but unpaid dividends, before any distribution of assets is made to holders of our common stock or any other class of our stock ranking junior to the series C preferred stock.

Redemption

We may not redeem the series C preferred stock prior to September 15, 2008. On or after September 15, 2008, we may redeem the series C preferred stock, at our option, in whole or in part, upon not less than 45 nor more than 90 days’ notice, at a price of $25 per share, plus an amount equal to accrued but unpaid dividends.

Maturity

The series C preferred stock does not have any maturity date, and we are not required to redeem the series C preferred stock. In addition, we are not required to set aside funds to redeem the series C preferred stock. Accordingly, the shares of series C preferred stock will remain outstanding indefinitely unless we decide to redeem them.

Voting rights

Holders of shares of series C preferred stock will only be entitled to the voting rights provided in the amendment to our restated articles of incorporation establishing our series C preferred stock and as required by Iowa law. See “Description of the Preferred Stock—Voting Rights.”

No conversion rights	The series C preferred stock will not be convertible into shares of any other class or series of our capital stock or any other security.

Use of proceeds

We estimate that the net proceeds from the offering will be approximately $38.6 million. We will use the proceeds for repayment of short-term debt and other general corporate purposes, including financing the development and construction of new generation and distribution facilities, funding additional working capital and financing capital expenditures.

Ratings

Standard & Poor’s Ratings Service has assigned the series C preferred stock a rating of BBB—. Moody’s Investors Service, Inc. has assigned the series C preferred stock a rating of Baa3. Ratings are not a recommendation to buy, sell or hold the series C preferred stock. We cannot give any assurance that the ratings will be retained for any time period or that they will not be revised downward or withdrawn by the ratings agencies.

Absence of market for the preferred stock

The series C preferred stock is a new issue of securities with no established trading market. Accordingly, we cannot provide any assurance as to the development or liquidity of any market for the series C preferred stock. See “Underwriting.”

Listing

We have filed an application to list the series C preferred stock on the New York Stock Exchange under the symbol “IPL Pr C”. If the application is approved, then we expect trading of the series C preferred stock on the New York Stock Exchange to begin within 30 days after the date of initial delivery of the series C preferred stock.

Risk factors

See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our series C preferred stock.

Summary Financial Information

The summary consolidated financial information below was selected or derived from our consolidated financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the six months ended June 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below is qualified in its entirety by and should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(In thousands)
Income Statement Data:
Operating revenues	$1,234,007	$1,316,250	$1,211,608	$548,073	$650,133
Operating income	224,615	199,414	206,111	72,316	82,254
Net income	103,127	98,066	90,877	28,676	32,829
Earnings available for common stock	99,724	94,656	88,015	26,968	26,359

	As of December 31,		As of June 30, 2003
	2001	2002
	(In thousands)
Balance Sheet Data:
Current assets	$153,870	$272,867	$226,435
Property, plant and equipment, net	1,973,716	2,086,590	2,437,035
Investments and other non-current assets	298,728	378,949	428,110
Current liabilities	246,553	261,297	421,492
Long-term debt (excludes current portion)	832,068	827,389	827,409
Other non-current liabilities	471,744	637,951	847,798

The ratio of earnings to fixed charges and preferred stock dividends was 1.93 for the six months ended June 30, 2003. See “Ratios of Earnings to Fixed Charges and Preferred Stock Dividends” in the accompanying prospectus.

RISK FACTORS

You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment in our series C preferred stock. The risks and uncertainties described below are not the only ones facing our company.

If we are unable to fully recover the cost of fuel, purchased power and natural gas from our utility customers, or if we do not obtain a sufficient level of rate relief on the schedule we desire, then our profitability, financial condition and cash flows may be adversely impacted.

Over 90% of our operating revenues are from our Iowa operations. Our Iowa operations are entitled, subject to regulatory review, to automatically recover increases in the cost of fuel, purchased energy and natural gas purchased for resale through electric and natural gas rates. Purchased power capacity costs in Iowa are not recovered from electric customers through these mechanisms, as these costs must be addressed in a formal rate proceeding. In the future, if we do not receive sufficient levels of rate relief on a timely basis, then we may experience an adverse impact on our results of operations and cash flows.

We are subject to risks associated with recent events affecting capital markets and changes in the business climate that could limit our access to capital.

Our business is capital intensive and the fulfillment of our long-term strategies depends, at least in part, upon our ability to access capital at attractive rates and terms. In response to the occurrence of several events, the availability and cost of capital for our business and that of our competitors in the energy industry have been adversely affected. In addition, the financial difficulties of many energy companies and other issues affecting the energy industry have caused the credit ratings agencies to more thoroughly review the capital structure, cash flows and earnings potential of energy companies, including us. If access to capital becomes significantly constrained, then our results of operations and financial condition could be significantly adversely affected.

A downgrade in our credit rating could negatively affect our borrowing costs and our ability to access capital and to operate our business.

Standard & Poor’s and Moody’s downgraded our credit ratings in December 2002 and January 2003, respectively. If the ratings agencies were to further downgrade our credit ratings, then our borrowing costs would increase, which would diminish our financial results, and our potential pool of investors and funding sources could decrease.

We are subject to restrictions on our ability to pay dividends.

Our ability to pay dividends will depend on our earnings, capital requirements and general financial condition and on regulatory limitations. We have dividend payment restrictions based on our bond indentures, the terms of our outstanding preferred stock and regulatory limitations applicable to us. If we experience a material adverse change in our financial condition, results of operations or cash flows, then these requirements and limitations may restrict our ability to pay dividends on our series C preferred stock.

Threats of terrorism and catastrophic events that could result from terrorism may impact our operations in unpredictable ways.

We are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. In particular, nuclear generation facilities such as our nuclear plant could be potential targets of terrorist activities. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the U.S., and the increased cost and adequacy of security and insurance.

The competitive environment of the energy industry is changing, which may adversely affect our ability to operate profitably.

The energy industry is in a period of fundamental change resulting from legislative and regulatory changes. Although we expect that deregulation in our retail service territories will likely be delayed due to recent developments in the industry, regulatory changes and other developments may increase competitive pressures on electric and gas utility companies. Generally, increased competition could threaten our market share in some segments of our business and could reduce our profit margins. Such competitive pressures could cause us to lose customers and incur additional costs that might not be recovered from customers.

Costs of compliance with new environmental laws and the incurrence of environmental liabilities could adversely affect our profitability.

Our operations are subject to extensive regulation relating to environmental protection. New environmental laws and regulations affecting our operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to us or our facilities, which may substantially increase environmental expenditures made by us in the future. In addition, we may not be able to recover all of our respective costs for environmental expenditures through electric and natural gas rates in the future. Under current law, we may also be responsible for any on-site liabilities associated with the environmental condition of the facilities that we have previously owned or operated, regardless of whether the liabilities arose before, during or after the time we owned or operated the facilities. The incurrence of a material environmental liability could have a material adverse effect on our results of operations and financial condition.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $38.6 million after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering to repay our short-term debt as it comes due and to use any remaining proceeds for general corporate purposes, including financing the development and construction of new generation and distribution facilities, funding additional working capital and financing capital expenditures. As of August 31, 2003, we had $59.0 million in short-term debt outstanding at a weighted average discount rate of 1.18%.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2003 on an actual basis and as adjusted to give effect to the sale of 1,600,000 shares of our series C preferred stock offered in this prospectus supplement after deducting the underwriting discount and estimated offering expenses and the anticipated use of the net proceeds from the offering as described under “Use of Proceeds.”

	As of June 30, 2003
	Actual	As Adjusted	% of Total As Adjusted
	(In thousands)
Common stock	$33,427	$33,427
Additional paid-in capital	477,542	477,409
Retained earnings	357,699	357,699
Accumulated other comprehensive loss	(18,887)	(18,887)

Total common equity	849,781	849,648	42.9%
Cumulative preferred stock	145,100	183,840	9.3%
Long-term debt (excluding current portion)	827,409	827,409	41.8%
Short-term debt	158,300	119,693	6.0%

Total capitalization (including short-term debt)	$1,980,590	$1,980,590	100.0%

THE COMPANY

We are a regulated utility serving customers in Iowa, Minnesota and Illinois. We are engaged principally in the generation, transmission, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the delivery of steam services in selected markets. As of December 31, 2002, we served approximately 526,000 electric customers in 760 communities and approximately 235,000 gas customers in 253 communities. All of our common stock is owned by Alliant Energy Corporation, an energy-services provider engaged primarily in regulated utility operations in the Midwest, including through our company, and with other non-regulated domestic and international operations.

Competitive Strengths

We believe that our competitive strengths include the following:

Successful Rate Cases:    We have recently received favorable outcomes from the rate cases we filed in Iowa. The IUB approved an annual electric rate increase of $26 million for us, an increase of 2.9% over current rates, and authorized a return on common equity of 11.15%. The IUB also approved an annual gas rate increase of $13 million for us, an increase of 4.8% over current rates, and authorized a return on common equity of 11.05%. In addition, on July 18, 2003, the MPUC granted us approval to increase rates in Minnesota on an interim basis by approximately $1.9 million, or 3.1%, and authorized a return on common equity of 11.0%.

Substantial Opportunities to Invest in Our Operations:    The Iowa legislature passed a bill in 2001 to encourage construction of new generating facilities in Iowa through House File 577. This legislation eased siting requirements and gave the IUB authority to authorize upfront rate making principles for certain new generating facilities built in Iowa. We plan, subject to market conditions and favorable regulatory treatment, to develop up to 1,200 megawatts of new electric generation over the next 10 years. Currently, our Power Iowa plan includes adding approximately 550 megawatts of natural gas-fired generation by 2004; 100 megawatts of capacity generated from renewable energy sources by December 2003; researching options for an additional 500-600 megawatts of generation; and increases in energy efficiency through energy conservation and process improvements at various commercial and industrial customer locations. In January 2003, the IUB approved our siting certificate for an approximately 550-megawatt natural gas-fired plant in Clear Lake and construction began shortly thereafter. We will receive a regulatory rate of return of 12.23% on the equity component for 27.6 years with respect to this plant. This plant is scheduled to be in service prior to the 2004 summer peak.

Operation of Our Transmission and Distribution Businesses to High Standards of Customer Service and Reliability.    We have over 78 years of experience in operating and managing rate-regulated electric and gas transmission and distribution businesses and we use this experience to seek to achieve high standards of customer service and reliability in a cost-effective manner.

Strategy

Our strategic objectives are:

•	To increase our megawatt capacity through investment in new electric power generation, subject to appropriate regulatory incentives;

•	To increase plant availability and reduce the cost of energy production;

•	To enhance service reliability and operational excellence;

•	To maintain excellent customer service;

•	To maintain favorable regulatory relationships;

•	To remain current with cutting-edge technologies that impact our business;

•	To practice proactive environmental compliance; and

•	To continue to deliver strong operating results.

Operations

During 2002, we had total operating revenues of approximately $1,211.6 million, which included $964.9 million in electric revenues, or 80% of revenues, $214.9 million in gas revenues, or 18% of revenues, and $31.8 million in steam revenues, or 2% of revenues. No single customer accounted for more than 10% of our consolidated revenues in 2002. Our electric and gas revenues for 2002, sales for 2002 and customers as of December 31, 2002 consisted of the following:

	Electric
	Revenues	%	Sales	%	Customers	%
	(Thousands)		(Thousands of megawatt- hours)
Residential	$355,072	36.8%	4,184	25.1%	446,202	84.8%
Commercial	229,639	23.8%	3,392	20.3%	76,856	14.6%
Industrial	315,494	32.7%	7,843	47.0%	1,898	0.3%
Other	64,649	6.7%	1,254	7.6%	1,328	0.3%

Total	$964,854	100.0%	16,673	100.0%	526,284	100.0%

	Gas
	Revenues	%	Sales	%	Customers	%
	(Thousands)		(Thousands of dekatherms)
Residential	$124,237	57.8%	18,068	29.3%	206,808	88.0%
Commercial	61,222	28.5%	10,774	17.4%	27,607	11.8%
Industrial	18,197	8.5%	4,070	6.6%	438	0.2%
Other	11,239	5.2%	28,814	46.7%	N/A	N/A

Total	$214,895	100.0%	61,726	100.0%	234,853	100.0%

Electric Operations.    In 2002, we had a maximum peak hour demand of 3,097 megawatts in the month of July. During 2002, our sources of generation included 57% coal, 23% purchased-power, 18% nuclear and 2% gas/other.

As of December 31, 2002, we owned and operated 7,068 miles of electric transmission lines and 801 substation facilities connecting with its high voltage transmission systems. See “—Transmission Assets.” A non-cancelable operating agreement, which extends through December 31, 2035, provides for the joint use of certain transmission facilities of ours and Central Iowa Power Cooperative.

Gas Operations.    At December 31, 2002, we served approximately 235,000 customers. The gas utility operations accounted for 18% of our operating revenues for the year ended December 31, 2002.

Steam Operations.    Steam operations in Cedar Rapids, Iowa, represented about 2% of our revenues for the year ended December 31, 2002.

Construction Program.    Our construction expenditures for 2002 were approximately $248 million. Anticipated construction expenditures are approximately $450 million for 2003 (excluding approximately $109 million for the purchase of turbines and related equipment from affiliates and including $220 million for the Power Iowa plan), and $640 million for 2004 through 2005 (including $80 million for the Power Iowa plan).

Transmission Assets

In 2001, we and five other electric utilities filed an application with the Federal Energy Regulatory Commission to create TRANSLink Transmission Co. LLC, a for-profit, transmission-only company. In April 2002, the Federal Energy Regulatory Commission conditionally approved TRANSLink’s formation and TRANSLink’s participation in the Midwest Independent System Operator. In June 2002, TRANSLink Development Co. LLC was formed to oversee the start-up activities for TRANSLink. Since June 2002, six additional electric utilities joined TRANSLink. In June 2003, the IUB dismissed, without prejudice, our plan to contribute and transfer transmission assets of 69 kilovolts and greater to TRANSLink. The IUB encouraged participating companies to revise and refile their reorganization applications. We are currently evaluating our options with respect to TRANSLink.

Nuclear Management Company

We own a 70% interest in Duane Arnold Energy Center, a 580-megawatt (net capacity) nuclear plant, which is operated by the Nuclear Management Company, LLC under contract to us. The Duane Arnold operating license expires in 2014.

The Nuclear Management Company was formed in 1999 to consolidate the operation of its owners’ nuclear plants and to provide similar capabilities for other nuclear operators and owners. Combined, the Nuclear Management Company operates eight nuclear generating units at six sites. Our parent, Alliant Energy Corporation, through its direct, non-utility subsidiary, Alliant Energy Nuclear LLC, owns 20% of Nuclear Management Company. Similar to others involved with the Nuclear Management Company, we continue to own our respective plant and are entitled to the energy generated at this plant. Each partner in the Nuclear Management Company retains the financial obligations for the safe operation, maintenance and the decommissioning of its plants.

Rates and Regulatory Environment

A significant portion of our operations are under the jurisdiction of the IUB. Requests for rate relief are based on historical test periods, adjusted for some known and measurable changes. Our retail tariffs provide for subsequent adjustments to our electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Purchased-power capacity costs are not recovered from electric customers through this energy adjustment clause mechanism. Recovery of these capacity costs must be addressed in formal rate proceedings.

We are also subject to regulation by the MPUC and the ICC with respect to our operations and our rates in Minnesota and Illinois, respectively.

We are currently addressing the recovery of our utility cost increases through several rate filings. Our recent rate cases are summarized as follows (dollars in millions):

Case	Utility Type	Filing Date	Increase Requested	Final Increase Granted	Final Effective Date	Expected Final Effective Date	Return on Equity
Retail—IA	Electric	3/02	$82	$26	5/03	N/A	11.15%
Retail—IA(1)	Gas	7/02	20	13	8/03	N/A	11.05%
Retail—MN	Electric	5/03	5	*	*	4/04	*

Total			$107	$39

*	To be determined.
(1)	Since the final increase approved by the IUB is lower than the $17 million interim relief granted in October 2002, a refund plan was filed with the IUB in July 2003. We are reserving all amounts related to the anticipated refund.

The Federal Energy Regulatory Commission has jurisdiction under the Federal Power Act over some of our electric utility facilities and operations, wholesale rates and accounting practices, and in some other respects.

Our parent, Alliant Energy Corporation, operates as a registered public utility holding company subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. As a result, we are subject to some of the regulatory provisions of the Public Utility Holding Company Act, including provisions relating to the issuance and sales of securities, acquisitions and sales of some utility properties and acquisition and retention of interests in non-utility businesses.

We are indirectly and directly subject to the jurisdiction of the Nuclear Regulatory Commission, or NRC, with respect to the Duane Arnold Energy Center and to the jurisdiction of the U.S. Department of Energy with respect to the disposal of nuclear fuel and other radioactive wastes from such plants. The NRC has broad supervisory and regulatory jurisdiction over the construction and operation of nuclear reactors, particularly with regard to public health, safety and environmental considerations. The operation and design of nuclear power plants is under constant review by the NRC.

DESCRIPTION OF THE SERIES C PREFERRED STOCK

General

Our total authorized capital stock as set forth in our restated articles of incorporation consists of 40,000,000 shares, of which 24,000,000 are designated common stock, par value $2.50 per share, and 16,000,000 shares are designated preferred stock, par value $.01 per share. As of the date of this prospectus supplement, our outstanding common stock consists of 13,370,788 shares, all of which are owned by our parent corporation, Alliant Energy Corporation. As of the date of this prospectus supplement, our outstanding preferred stock consists of 6,000,000 shares of our 8.375% series B cumulative preferred stock, which have a liquidation preference of $25 per share plus an amount equal to accrued and unpaid dividends.

Under our restated articles of incorporation, our board of directors may establish one or more series of preferred stock to be issued out of authorized preferred stock. Our board of directors, without approval of our shareowners, may determine the rights and preferences of the shares of preferred stock of any series so established. Pursuant to this authority, we will issue 1,600,000 shares of our preferred stock designated as “7.10% Series C Cumulative Preferred Stock” in this offering. When issued and paid for in the manner described in this prospectus supplement, the shares of series C preferred stock will be validly issued, fully paid and nonassessable.

The terms of the series C preferred stock are contained in an amendment to our restated articles of incorporation, which will be filed as an exhibit to the registration statement of which this prospectus supplement is a part and incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.” The following is a summary of the terms of the series C preferred stock. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the amendment to our restated articles of incorporation. We urge you to read the amendment to our articles of incorporation that will establish our series C preferred stock because it, and not this summary, defines your rights as a holder of our series C preferred stock.

Ranking

The series C preferred stock will rank senior to our common stock and to any other of our equity securities that we may issue in the future that by their terms rank junior to the preferred stock with respect to payment of dividends and distribution of assets upon our liquidation, dissolution or winding up. The series C preferred stock will rank on a parity to our outstanding preferred stock and any other preferred stock that we may later authorize or issue, the terms of which provide that such preferred stock will rank on parity with respect to payment of dividends and distribution of assets upon our liquidation, dissolution or winding up.

Dividends

The holders of shares of our series C preferred stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for the payment of dividends, cash dividends at an annual rate of 7.10% of the liquidation preference. Dividends on the series C preferred stock will accrue and be cumulative from the date of original issuance. Dividends will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2003. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will be payable on those dates to holders of record as they appear in our stock records at the close of business on the applicable record date, which will be the last business day of the month prior to the month in which the applicable dividend payment date falls. The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period.

Our board of directors will not authorize, and we will not pay, any dividends on our series C preferred stock or set aside funds for the payment of dividends if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements which restrict or prevent the payment of dividends on, or the purchase or redemption of, shares. These restrictions may be indirect, for example, covenants requiring us to maintain specified levels of net worth or assets, or direct. We do not believe that these restrictions currently have any adverse impact on our ability to pay dividends on our series C preferred stock.

Notwithstanding the foregoing, dividends on our series C preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of dividends and whether or not dividends are authorized. Accrued but unpaid dividends on our series C preferred stock will not bear interest, and holders of our series C preferred stock will not be entitled to any dividends in excess of full cumulative dividends as described above. We will credit any dividend made on our series C preferred stock first to the earliest accrued and unpaid dividend due. We will not pay any dividends on our common stock or any other of our equity securities that by their terms rank junior to our series C preferred stock with respect to payment of dividends if dividends payable on our series C preferred stock are in arrears.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, each holder of shares of our series C preferred stock will be entitled to payment, out of our assets available for distribution, of an amount equal to the $25 liquidation preference per share of our series C preferred stock held by that holder. In addition, such holder will be entitled to payment of an amount equal to all accrued and unpaid dividends on those shares to, but excluding, the date of liquidation, dissolution or winding up. The holders of our series C preferred stock are entitled to these payments before any distribution is made on any junior stock, including our common stock. After payment in full of the liquidation preference and the amount equal to all accrued and unpaid dividends to which holders of shares of our series C preferred stock are entitled, the holders will not be entitled to any further participation in any distribution of our assets. If upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of our series C preferred stock and any other outstanding series of preferred stock ranking on a parity with our preferred stock are not paid in full, then the holders of shares of our series C preferred stock and the holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the full distributable amounts to which each such holder is entitled. The series C preferred stock will rank on parity with our 6,000,000 outstanding shares of series B preferred stock which has a liquidation preference equal to $25 per share plus an amount equal to all accrued and unpaid dividends to the date of liquidation.

Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.

Redemption

We may not redeem the series C preferred stock prior to September 15, 2008. On or after September 15, 2008, we may redeem the series C preferred stock, at our option, in whole or in part from time to time, upon not less than 45 nor more than 90 days’ notice, at a price of $25 per share, plus an amount equal to accrued but unpaid dividends to, but excluding, the redemption date.

Maturity

The series C preferred stock does not have any maturity date, and we are not required to redeem the series C preferred stock. In addition, we are not required to set aside funds to redeem the series C preferred stock. Accordingly, the shares of series C preferred stock will remain outstanding indefinitely unless we decide to redeem them.

Voting Rights

Our series C preferred stock will have no voting rights except as set forth below or as otherwise provided by Iowa law. In the event that any four quarterly cumulative dividends, whether consecutive or not, payable on our series C preferred stock are in arrears, the holders of our series C preferred stock will have the right, voting separately as a class together with holders of any other series of preferred stock ranking on a parity with our series C preferred stock as to payment of dividends, and upon which like voting rights have been conferred and are exercisable, at the next meeting of shareowners called for the election of directors, to elect two members of our board of directors. The right of such holders of our series C preferred stock to elect members of our board of directors will continue until such time as all dividends accumulated and in arrears on such shares of series C preferred stock have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay dividends as described above. Upon any termination of the right of the holders of our series C preferred stock to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately.

Without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of our series C preferred stock, voting as a single class, or voting as a single class together with holders of any other series of preferred stock upon which like voting or consent rights have been conferred and which are similarly affected by the matter to be voted upon, we may not:

•	increase the amount of preferred stock authorized under our restated articles of incorporation or create or issue any class of stock in addition to the class of preferred stock authorized under our restated articles of incorporation ranking senior to or on a parity with the class of preferred stock currently authorized under our restated articles of incorporation, or any series thereof, as to the payment of dividends or the distribution of assets;

•	adopt any amendment to our restated articles of incorporation that adversely alters the preferences, powers and rights of our series C preferred stock;

•	issue any shares of preferred stock of any series if the cumulative dividends payable on outstanding shares of our series C preferred stock are in arrears; or

•	create or issue any shares of preferred stock of any series that rank senior to our series C preferred stock as to payment of dividends or the distribution of assets.

On any matter described above in which the holders of our series C preferred stock are entitled to vote as a class, such holders will be entitled to one vote per share. On any other matter for which holders of our series C preferred stock are provided the right to vote together with holders of our common stock under Iowa law, if any, holders of our series C preferred stock will be entitled to the number of votes per share determined by dividing the liquidation preference of such share by 100.

Conversion Rights

The holders of the series C preferred stock will not have any rights to convert shares of the series C preferred stock into shares of any other class or series of our capital stock or any other security.

Transfer Agent

The transfer agent and registrar for our series C preferred stock is the Shareowner Services Department of Alliant Energy Corporation, P.O. Box 2568, 4902 North Biltmore Lane, Madison, Wisconsin 53701-2568.

Book-Entry Procedures and Form

The Depository Trust Company of New York City, or DTC, will act as securities depository for the series C preferred stock. The series C preferred stock will be issued only as fully-registered securities registered in the name of a nominee of DTC, in each case for credit to an account of a direct or indirect participant in DTC as described below. One or more fully-registered global preferred stock certificates, representing the total aggregate number of shares of series C preferred stock, will be issued to and deposited with DTC.

Purchases of series C preferred stock under the DTC system must be made by or through participants, who will receive a credit for the series C preferred stock on DTC’s records. DTC will then record on the participants’ and indirect participants’ records the ownership interest of each actual purchaser, or beneficial owner, of each share of series C preferred stock. DTC will not provide written confirmation of purchases to beneficial owners, but participants or indirect participants through which the beneficial owners purchased the series C preferred stock should provide the beneficial owners with written confirmations providing details of the transactions, as well as period statements of the beneficial owners’ holdings. Transfers of ownership interests in series C preferred stock are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Unless the use of the book-entry system for the series C preferred stock is discontinued, beneficial owners will not receive certificates representing their ownership interests in the series C preferred stock.

The laws of some states may require that some persons take physical delivery in certificated form of specified securities, such as the series C preferred stock, that they own. Consequently, the ability to transfer beneficial interests in a global security to these persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and various banks, the ability of a person having beneficial interests in a global security to pledge their interests to persons or entities that do not participate in this system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing their interests.

Except as described below, owners of beneficial interests in the series C global preferred stock will not be entitled to have series C preferred stock registered in their names, will not receive or be entitled to receive physical delivery of series C preferred stock in certificated form and will not be considered the registered owners or holders thereof for any purpose.

DTC has no knowledge of the actual beneficial owners of the series C preferred stock. DTC’s records reflect only the identity of the participants to whose accounts the series C preferred stock is credited, which persons may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

So long as DTC or its nominee is the registered owner or holder of a global series C preferred stock certificate, DTC or its nominee, as the case may be, is the sole owner or holder of the series C preferred stock represented by the global series C preferred stock certificate for all purposes. No beneficial owner of an interest in a global series C preferred stock certificate can transfer that interest except in accordance with DTC’s applicable procedures.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices, if applicable, in respect of any series C preferred stock held in book-entry form will be sent to DTC. If less than all of the series C preferred stock is being redeemed, DTC will determine the amount of the interest of each participant to be redeemed in accordance with its procedures.

Neither DTC nor its nominee will itself consent or vote with respect to the shares of series C preferred stock. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy will assign the consenting or voting rights of DTC’s nominee to the direct participants to whose accounts the shares of series C preferred stock are credited on the record date.

We will make payments in respect of the global series C preferred stock certificates registered in the name of DTC or its nominee to DTC in its capacity as the registered holder. We will treat the persons in whose names the series C preferred stock, including the global series C preferred stock certificates, are registered as the owners of the series C preferred stock for the purpose of receiving the payments and for any and all other purposes. Consequently, neither we nor any of our agents has or will have any responsibility or liability for any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global series C preferred stock certificates, or for maintaining, supervising or reviewing any of DTC’s records of any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global series C preferred stock certificates. We will pay any redemption proceeds, distributions and dividend payments on the shares of series C preferred stock to a nominee of DTC. DTC has advised us that, upon DTC’s receipt of funds and corresponding detail information from us or an agent, DTC will credit participants’ accounts on payable date in accordance with their respective holdings as shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participant and not of DTC, any agent or us, subject to statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividends to a nominee of DTC is the responsibility of us or any agent. Any disbursement of payments to direct participants is the responsibility of DTC and disbursement of any payments to the beneficial owners is the responsibility of the direct and indirect participants.

DTC has advised us that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934;

•	DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

•	access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global series C preferred stock certificates among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us or any of our respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, payments made on account of, or beneficial ownership interests in, global series C preferred stock certificates.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. We have provided the foregoing descriptions of the operations and procedures of DTC solely as a matter of convenience. DTC’s operations and procedures are solely within DTC’s control and are subject to change by DTC from time to time. Neither we nor the underwriter takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

Certificated Preferred Stock

We will issue shares of series C preferred stock in certificated form in exchange for global series C preferred stock certificates if:

•	DTC or any successor depositary notifies us that it is unwilling or unable to continue as a depositary for the global series C preferred stock certificates or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by us within 90 days of such notice; or

•	we determine that the preferred stock will no longer be represented by global series C preferred stock certificates.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This summary is of a general nature and is included solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. No representation with respect to the consequences to any particular purchaser of the series C preferred stock is made. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

The following is a summary of certain material United States federal income tax consequences to a beneficial owner of series C preferred stock (a “United States holder”) who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxed as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust had made a valid election to be treated as a United States person.

The following summary deals only with series C preferred stock held as capital assets by purchasers at the issue price who are United States holders and not with special classes of holders, such as dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt entities, persons holding series C preferred stock as part of a hedge, conversion, constructive sale transaction, straddle or other risk reduction strategy, persons who hold their series C preferred stock through a partnership, S corporation or other passthrough entity and persons whose functional currency is not the U.S. dollar. Persons considering the purchase of series C preferred stock should consult their own tax advisors concerning these matters and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the Internal Revenue Service will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the Internal Revenue Service on any of the matters discussed below.

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the corresponding regulations (the “Treasury Regulations”), Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Changes in this area of law may be applied retroactively in a manner that could cause the income tax consequences to vary substantially from the consequences described below, possibly adversely affecting a holder. The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the series C preferred stock may differ from the treatment described below.

Dividends

All Holders

Distributions made on the series C preferred stock will be dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, and will be taxable as ordinary income. Although we expect that current and accumulated earnings and profits will be such that all distributions made with respect to the series C preferred stock will qualify as dividends, we cannot guarantee that result. Accumulated earnings and profits and current earnings and profits in future years will depend in significant part on future profits or losses, which we cannot accurately predict. To the extent that the amount of any distribution on series C preferred stock exceeds current and accumulated earnings and profits attributable to that share, the distribution will be treated first as a return of capital and will be applied against and reduce the United States holder’s adjusted tax basis, but not below zero, in that share. This reduction in basis would increase any gain, or reduce any loss realized by the United States holder on the subsequent sale, redemption or other disposition of its share. The amount of any such distribution in excess of the United States holder’s adjusted tax basis will then be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that distributions made on the series C preferred stock will constitute dividends for United States federal income tax purposes.

Corporate Holders

A United States holder that is taxed as a corporation that is otherwise entitled to the dividends-received deduction as provided in Section 243 of the Code will be entitled to that deduction (generally at a 70% rate) with respect to amounts treated as dividends on the series C preferred stock but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. In addition, the benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax. In determining entitlement to the dividends-received deduction, corporate United States holders should also consider the provisions of Sections 246(c), 246A and 1059 of the Code and related Treasury Regulations, and Internal Revenue Service rulings and administrative pronouncements relating to these provisions.

Section 246(c) of the Code disallows the dividends-received deduction in its entirety if the corporation does not hold the stock for at least a 46 days during the 90-day period beginning 45 days prior to the date such corporation becomes entitled to receive each dividend on the stock. A 91-day minimum holding period applies to certain dividend arrearages. Section 246(c)(4) of the Code provides that a United States holder may not count toward its minimum holding period any period in which it:

•	has, among other things, an option to sell series C preferred stock that it owns;

•	is under a contractual obligation to sell series C preferred stock that it owns;

•	has made (and not closed) a short sale of substantially identical stock or securities or

•	has diminished its risk of loss by holding one or more positions with respect to substantially similar or related property.

The Treasury Regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, Section 246(c) of the Code disallows the dividends-received deduction if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property, even if the minimum holding period has been met.

Section 246A of the Code contains the “debt financed portfolio stock” rules under which the dividends-received deduction could be reduced to the extent that a United States holder incurs indebtedness directly attributable to its investment in the series C preferred stock.

Under Section 1059 of the Code, a United States holder that is taxed as a corporation may be required to reduce its tax basis in the series C preferred stock, but not below zero, by the “nontaxed portion” of any “extraordinary dividend” it receives with respect to such stock, if it has not held the underlying stock for more than two years before the dividend announcement date. The dividend announcement date is the date on which we declare, announce or agree to either the amount or the payment of the dividend, whichever is the earliest. The length of time that a taxpayer is deemed to have held stock for purposes of Section 1059 of the Code is determined under principles similar to those contained in Section 246(c) of the Code, which are described above. Whether a dividend is an “extraordinary dividend” is determined by reference to the adjusted tax basis or, if the taxpayer elects, by reference to the fair market value of the series C preferred stock as of the day before the ex-dividend date (provided the taxpayer can establish the fair market value to the satisfaction of the Internal Revenue Service). A dividend payment generally will be extraordinary if it equals or exceeds 5 percent of adjusted tax basis, or fair market value, as the case may be. Dividends paid that have ex-dividend dates within 85 consecutive days are treated as one distribution, as are dividends paid that have ex-dividend dates within 365 consecutive days if the aggregate dividends exceed 20 percent of adjusted tax basis or fair market value, as the case may be. The “nontaxed portion” of the dividend generally is equal to the dividends-received deduction. The reduction in basis will increase any gain or reduce the amount of any loss realized by the United States holder on a sale, redemption or other disposition of the series C preferred stock. In addition, if the reduction would otherwise exceed the adjusted tax basis, the amount of such excess will be taxable as gain from the sale or exchange of series C preferred stock in the taxable year in which the extraordinary dividend is received.

Individual Holders

Under current law, dividends received by United States holders that are individuals generally will be subject to a reduced maximum stated tax rate of 15% through December 31, 2008, after which the stated tax rate applicable to dividends is scheduled to return to the stated tax rate generally applicable to ordinary income. The reduced rate will not apply to dividends received to the extent that the individual United States holder elects to treat the dividend as “investment income” for purposes of deducting interest expense. Furthermore, the reduced rate will only apply to dividends that are paid to an individual United States holder with respect to shares held by such United States holder for more than 60 days during the 120-day period beginning on the date which is 60 days before the date on which the series C preferred stock becomes ex-dividend. An individual United States holder generally may not count towards these minimum holding period requirements any period in which it has a diminished risk of loss as described above. In addition, the reduced rate will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property, even if the minimum holding period has been met.

Sale, Redemption or Other Taxable Disposition of Series C Preferred Stock

Upon a sale or other taxable disposition, but not including a redemption, a United States holder will generally recognize capital gain or loss for United States federal income tax purposes (except to the extent of cash payments received on the disposition that are attributable to declared dividends, which will be treated in the same manner as distributions described above) in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and the United States holder’s adjusted tax basis in the series C preferred stock. A United States holder’s initial tax basis in the series C preferred stock will generally be its cost. Such gain or loss will be long-term capital gain or loss if the holding period for the shares exceeds one year. Under current law, a reduced maximum stated tax rate of 15% applies to net long-term capital gain recognized by United States holders that are individuals. After December 31, 2008, the maximum rate is scheduled to return to the previously effective 20% rate. The deduction of net capital losses is subject to limitations.

Gain or loss recognized by a United States holder on a redemption of the series C preferred stock will be treated as a sale or exchange and therefore qualify for the treatment described above if, taking into account stock that is actually or constructively owned by the United States holder under the constructive ownership rules of Section 318 of the Code, either the United States holder’s interest in our stock is completely terminated as a result of the redemption or the redemption is “not essentially equivalent to a dividend.” Under the constructive ownership rules, a person generally will be treated as the owner of our stock owned by certain related parties and certain entities in which the person owns an interest, as well as stock that a United States holder could acquire through exercise of an option. Whether a redemption is not essentially equivalent to a dividend depends on each United States holder’s facts and circumstances, but in any event requires a “meaningful reduction” in the United States holder’s equity interest in us. A United States holder who sells some or all of our stock owned by it at the time of the redemption may be able to take such sales into account to satisfy one of the foregoing conditions. Conversely, a United States holder who purchases additional shares of our stock at the time of the redemption may be required to take the shares into account in determining whether any of the foregoing conditions are satisfied.

If none of the above conditions is satisfied, then the entire amount of the cash or property received on a redemption will be treated as a distribution (without offset by the United States holder’s tax basis in the redeemed shares), which will be treated in the same manner as dividends described above. In such case, the United States holder’s basis in the redeemed series C preferred stock would be transferred to the United States holder’s remaining shares of our stock, if any. If the United States holder does not actually retain any shares of our stock, then the basis may be entirely lost.

Withholding Taxes and Reporting Requirements

Dividend payments with respect to series C preferred stock will be reported to the extent required by the Code to the United States holders and the Internal Revenue Service. These amounts will ordinarily not be subject to withholding of United States federal income tax. However, a backup withholding tax, currently at a rate of 28%, will apply to these payments if a United States holder fails to properly certify to us or our agent the holder’s taxpayer identification number and certain other information, or fails to report all interest and dividends required to be reported on its federal income tax returns, or otherwise fails to establish, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the holder’s federal income tax liability, provided such person furnishes the required information to the Internal Revenue Service. Such amounts, once withheld, are not refundable by us.

Special rules apply that permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. United States holders should consult with their own tax advisors regarding the application of the backup withholding rules to their particular situation, the availability of exemption therefrom and the procedure for obtaining such an exemption, if available.

UNDERWRITING

We intend to offer the series C preferred stock through Merrill Lynch, Pierce, Fenner & Smith Incorporated as the underwriter. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, 1,600,000 shares of series C preferred stock.

The underwriter has agreed, subject to the terms and conditions contained in the purchase agreement, to purchase all of the shares of series C preferred stock sold under the purchase agreement if any of these shares are purchased.

We have agreed to indemnify the underwriter against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter has advised us that it proposes initially to offer the shares of series C preferred stock to the public at the public offering price on the cover page of the prospectus supplement. After the public offering, the public offering price may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Share	Total
Public offering price	$25.00	$40,000,000
Underwriting discount	$0.79	$1,260,000
Proceeds, before expenses, to Interstate Power and Light Company	$24.21	$38,740,000

The expenses of this offering, not including the underwriting discount, are estimated at $133,000 and are payable by us.

No Sale of Similar Securities

We have agreed, with exceptions, not to sell or transfer any of our preferred stock, other than the series C preferred stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of the underwriter. Specifically, we have agreed not to directly or indirectly:

•	Offer, pledge, sell or contract to sell any preferred stock or any securities convertible into or exercisable or exchangeable for preferred stock;

•	Sell any option or contract to purchase any preferred stock or any securities convertible into or exercisable or exchangeable for preferred stock;

•	Purchase any option or contract to purchase or otherwise transfer or dispose of any preferred stock or any securities convertible into or exercisable or exchangeable for preferred stock;

•	Grant any option, right or warrant to sell any preferred stock or any securities convertible into or exercisable or exchangeable for preferred stock;

•	Lend or otherwise dispose of or transfer any preferred stock or any securities convertible into or exercisable or exchangeable for preferred stock;

•	Request or demand that we file a registration statement related to preferred stock or any securities convertible into or exercisable or exchangeable for preferred stock; or

•	Enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any preferred stock, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise.

Other Relationships

The underwriter has provided investment or commercial banking services to us in the past and is likely to do so in the future. It receives customary fees and commissions for these services. In particular, an affiliate of the underwriter is a lender under our and certain of our affiliates’ bank credit facilities.

LEGAL MATTERS

The validity of the shares of our series C preferred stock offered by this prospectus will be passed upon for us by Foley & Lardner. Some legal matters will be passed upon for the underwriter by Gibson, Dunn & Crutcher LLP.

EXPERTS

Our consolidated financial statements and related financial statement schedules incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Interstate Power and Light Company

$150,000,000 Aggregate Amount

Preferred Stock

Debt Securities

Collateral Trust Bonds

By this prospectus, we may offer from time to time up to an aggregate of $150,000,000 of our securities. We will provide specific terms of the securities, including the offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 20, 2003.

About This Prospectus

In this prospectus, “we,” “us” and “our” refer to Interstate Power and Light Company.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $150,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We may use this prospectus to offer from time to time:

•	shares of our preferred stock;

•	our unsecured debt securities, which we refer to in this prospectus as the debt securities; and

•	collateral trust bonds.

In this prospectus, we sometimes refer to our preferred stock, debt securities and collateral trust bonds collectively as the securities.

You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate as of the date of their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

INTERSTATE POWER AND LIGHT COMPANY

We are a regulated utility serving customers in Iowa, Minnesota and Illinois. We are engaged principally in:

•	the generation, transmission, distribution and sale of electric energy;

•	the purchase, distribution, transportation and sale of natural gas; and

•	the delivery of steam services in selected markets.

All of our common stock is owned by Alliant Energy Corporation, an energy-services provider engaged primarily in regulated utility operations in both the Midwest, including through our company, and internationally.

We are subject to the jurisdiction of the Iowa Utilities Board, the Minnesota Public Utilities Commission and the Illinois Commerce Commission with respect to various portions of our operations. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. Alliant Energy Corporation is a registered public utility holding company subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 and is subject to the regulatory provisions of that Act. We are also subject to some requirements of that Act.

Our principal executive offices are located at Alliant Energy Tower, 200 First Street, SE, Cedar Rapids, Iowa 52401 and our telephone number is (319) 786-4411.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes. These purposes may include financing the development and construction of new generation and distribution facilities, funding additional working capital, financing other capital expenditures and repayment of our debt. Until we use the net proceeds from the sale of the securities for these purposes, we may place the proceeds in temporary investments.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows our ratio of earnings to fixed charges and preferred stock dividends for the periods presented:

Year Ended December 31,					Three Months Ended March 31, 2003
1998	1999	2000	2001	2002
2.65	3.08	3.08	2.86	2.93	2.52

DESCRIPTION OF PREFERRED STOCK

The following description of our preferred stock summarizes general terms and provisions that apply to the preferred stock. We will describe the particular terms of any series of preferred stock more specifically in each prospectus supplement relating to that series of preferred stock. We will indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of preferred stock.

The following is a summary of some general terms and provisions of our preferred stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our restated articles of incorporation, which are filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

Our total authorized capital stock as set forth in our restated articles of incorporation consists of 40,000,000 shares, of which 24,000,000 are designated common stock, par value $2.50 per share, and 16,000,000 shares are designated preferred stock, par value $.01 per share. As of the date of this prospectus, all of our outstanding common stock was owned by our parent corporation, Alliant Energy Corporation.

Under our restated articles of incorporation, our board of directors may establish one or more series of preferred stock to be issued out of authorized preferred stock. Our board of directors, without approval of our shareowners, may determine the rights and preferences of the shares of preferred stock of any series so established.

Terms

Prior to the issuance of shares of each series of our preferred stock, our board of directors is required to adopt resolutions and file articles of amendment to our restated articles of incorporation with the Secretary of State of the State of Iowa. The articles of amendment will fix for each series the designation and number of shares and preferences, limitations, relative rights and other terms of the shares including, among other things:

•	the voting power of the shares;

•	the rate and times at which, and the terms and conditions upon which, dividends will be paid on the shares;

•	the price and the terms and conditions on which the shares may be redeemed;

•	the right, if any, of holders of the shares to covert the shares into, or exchange the shares for, other classes of our stock, and the terms and conditions of the conversion or exchange;

•	the rights of the holders of the shares, including the amount payable on the shares upon our voluntary or involuntary liquidation, dissolution or winding up; and

•	the sinking fund provisions, if any, for the redemption or purchase of the shares.

In addition to the terms listed above, we will set forth in a prospectus supplement the following terms relating to the series of preferred stock being offered:

•	the number of shares of preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	any listing of the preferred stock on any securities exchange; and

•	a discussion of certain material U.S. federal income tax considerations, if any, applicable to the preferred stock.

All shares of our preferred stock will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights.

Ranking

The preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

•	on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•	junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to our preferred stock.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of our debt securities summarizes general terms and provisions that apply to the debt securities. We will describe the particular terms of any debt securities more specifically in each prospectus supplement relating to those debt securities. We will indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We will issue, in one or more series, debt securities under an indenture, dated as of August 1, 1997, between us and Bank One Trust Company, National Association, as successor trustee, as supplemented and amended from time to time. This indenture, as supplemented and amended, is referred to in this prospectus as the indenture. This section summarizes the indenture. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to the indenture which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.” Parenthetical section references under this heading are references to sections of the indenture.

General

The indenture does not limit the aggregate principal amount of senior unsecured debt securities that we may issue under it, and provides that we may issue securities under the indenture from time to time in one or more series pursuant to the terms or one or more supplemental indentures, board resolutions or officers’ certificates creating the series. (Section 301).

Terms

We will describe in each prospectus supplement the following terms that apply to the debt securities offered under that prospectus supplement:

•	the title of the series of debt securities;

•	any limit on the aggregate principal amount of the debt securities of that series;

•	the persons to whom we must pay interest on the interest payment dates;

•	the dates on which we must pay principal;

•	the rates at which the debt securities will bear interest or the manner in which interest will be determined, if any interest is payable;

•	the dates from which any interest will accrue, the dates on which we must pay interest and the record date for determining who is entitled to any interest payment;

•	the places where we must pay the debt securities;

•	the terms and conditions on which we may, or may be obligated to, redeem the debt securities;

•	the terms and conditions of any sinking fund;

•	if other than in denominations of $1,000 and integral multiples thereof, then the denominations in which we may issue the debt securities;

•	if other than the currency of the United States, then the currencies, including composite currencies, in which we will make payments on the debt securities;

•	if we or a holder may elect to have the principal or interest on the debt securities be payable in a currency other than the debt securities’ stated currency, then the terms of this election;

•	if the principal of, or premium, if any, or interest on, the debt securities is payable in securities or other property, then the type and amount of the securities or other property, or the manner in which the amount will be determined;

•	if we or a holder may elect to have the principal or interest on the debt securities be payable in securities or other property, then the terms of this election;

•	if the principal, premium, if any, or interest payable is determined with reference to an index or other fact or event outside the indenture, then the manner in which the amounts will be determined;

•	if other than the principal amount of the securities, then the amount we will pay if the maturity of the debt securities is accelerated;

•	other than those specified in the indenture, any events of default and any covenants we make for the benefits of the holders of the debt securities;

•	the terms pursuant to which the debt securities may be converted into or exchanged for shares of stock or other securities of us or any other company;

•	if the debt securities are issued as bearer securities, then all terms and conditions to the bearer securities that are not specifically addressed in a supplemental indenture;

•	any limitations on the rights of the holders of debt securities in global form to transfer the debt securities; and

•	any other terms of the debt securities that are not inconsistent with the indenture. (Section 301).

Ranking

The debt securities will be our senior, unsecured and unsubordinated obligations, ranking equally and ratably with all our other senior, unsecured and unsubordinated obligations. The debt securities will be effectively subordinated to all of our existing and future secured indebtedness.

Payments

Unless we otherwise state in the prospectus supplement, we will pay principal of, and premium and interest on, if any, the debt securities at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. We will pay interest on debt securities issued in registered form on any interest payment date to the registered owners of the debt securities at the close of business on the regular record date for the interest payment date. We will name in the prospectus supplement all paying agents we initially designate for the debt securities. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the debt securities are payable. (Sections 301, 307 and 602).

Purchase and Cancellation

We may at any time purchase debt securities in the open market or otherwise at any price, subject to applicable U.S. securities laws. Any debt securities so purchased must be promptly surrendered to the trustee for cancellation. (Section 309).

U.S. Federal Income Tax Considerations

We may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. We will describe some special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

If the purchase price of any debt securities is payable in one or more foreign currencies or composite currencies, if any debt securities are denominated in one or more foreign currencies or composite currencies or if any payments on the debt securities are payable in one or more foreign currencies or composite currencies, then we will describe the restrictions, elections, some U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or composite currencies in the prospectus supplement.

Restrictive Covenants

Except as otherwise set forth under “— Defeasance” below, for so long as any debt securities remain outstanding or any amount remains unpaid on any of the debt securities, we will comply with the terms of the covenants set forth below. If we issue additional series of securities under the indenture in the future, then those series may or may not have different covenants.

Limitations on Liens

The indenture provides generally that we will not, and we will not permit any of our subsidiaries to, create or allow to be created or to exist any lien on any of our properties or assets to secure any indebtedness, without making effective a provision that makes the debt securities to which this limitation applies equally and ratably secured with or prior to all such indebtedness and with any other indebtedness that is also entitled to be equally secured. This restriction does not apply to or prevent the creation or existence of:

•	liens of our 1923 indenture, our 1940 indenture and our 1993 mortgage securing our first mortgage bonds and collateral trust bonds (See “Description of Collateral Trust Bonds” for a description of our 1923 indenture, our 1940 indenture and our 1993 mortgage);

•	liens on property that existed when we acquired or constructed the property or were created within one year after that time;

•	liens on property that secure payment of all or part of the purchase price or construction cost of the property, including the extension of any liens to repairs or improvements made on the property;

•	the pledge of any bonds or other securities at any time issued under any of the liens permitted by the above-listed items;

•	tax liens and other governmental charges which are not delinquent or which can be paid without penalty or which are being contested;

•	liens incurred in the ordinary course of business for charges that not delinquent or that are being contested, including mechanics’, workmen’s, repairmen’s, materialmen’s, warehousemen’s and carriers’ liens and liens securing workers’ compensation and other employee awards;

•	liens in respect of judgments or awards with respect to which we have the right to prosecute an appeal or other proceeding for review;

•	easements, reservations, regulations and rights of others in, and defects of title in, some of our property;

•	any defects or irregularities in title to any rights-of-way and/or to any real estate used or to be used for right-of-way purposes or held under lease, easement, license or similar right;

•	liens securing indebtedness neither created, assumed nor guaranteed by us nor on account of which we customarily pay interest;

•	some leasehold interests;

•	any controls, restrictions, obligations or other burdens imposed by any law, rule or regulation of any governmental authority on any of our property or the operation or use of any of our property;

•	liens on our pollution control and sewage and solid waste disposal facilities incurred in connection with the issuance of industrial development revenue bonds;

•	any right which any governmental authority may have by virtue of any franchise, license, contract or statute to purchase any of our property on payment of reasonable compensation, or to terminate any franchise, license or other rights or to regulate our property and business;

•	any liens that have been bonded for the full amount in dispute;

•	prepaid liens;

•	liens resulting from good faith deposits made in connection with bids, tenders, contracts or leases to which we are a party, and liens resulting from deposits made to secure our public or statutory obligations;

•	the pledge or assignment in the ordinary course of business of electricity, gas or steam accounts receivable or customers’ installment paper;

•	rights reserved to or vested in others to take or receive any part of the electricity, gas, steam or any by-products generated or produced by any of our properties;

•	any landlord’s lien;

•	any lien of the trustee for payment for services, reasonable expenses, disbursements and advances, or for indemnification payments; and

•	liens not otherwise permitted if, at the time we incur the lien and after giving effect to the lien, the aggregate of all obligations secured by the lien does not exceed 10% of our tangible net worth, as defined in the indenture.

This restriction will not apply to or prevent the creation or existence of leases we enter into, or on existing property we acquire, in the ordinary course of our business. (Section 608).

Consolidation, Merger and Sale of Assets

The indenture provides that we will not consolidate with or merge into any other corporation, or sell all or substantially all of our assets to any other person unless:

•	the continuing corporation or the purchasers of assets, as the case may be, will be an entity organized and existing under the laws of the United States, any state of the United States or the District of Columbia, and the entity will expressly assume the payment of the principal of, and premium, if any, or interest on, the debt securities outstanding and the performance and observance of all of our covenants and conditions under the indenture by executing a supplemental indenture satisfactory to the trustee; and

•	after giving effect to the transaction, no event which, after notice or lapse of time, would become a default under the indenture, will have occurred or be continuing. (Section 1101).

The indenture further provides that our successor will be substituted for us, after which all of our obligations under the indenture will terminate. (Section 1102).

Events of Default

Each of the following will be an event of default with respect to the debt securities of a series under the indenture:

•	failure to pay interest on the debt securities of the series within 60 days after a due date;

•	failure to pay principal of, or premium, if any, on the debt securities of the series within 10 days after a due date;

•	failure to perform or satisfy any of our other covenants or warranties in the indenture, which failure continues for 60 days after we receive notice of the failure from the trustee or the holders of at least 33% in principal amount of the debt securities of the series;

•	specified events relating to our bankruptcy, insolvency or reorganization. (Section 801).

If an event of default occurs and continues, then either the trustee or the holders of at least 33% in principal amount of the outstanding debt securities of the series in default may declare the principal amount of the debt securities immediately due and payable. (Section 802).

The trustee can require that it be indemnified before it enforces the indenture or any outstanding debt securities. (Section 903). Subject to some limitations, holders of a majority in principal amount of the outstanding debt securities of a series can direct the trustee in its exercise of any trust or power. (Section 812). The trustee does not have to give holders notice of any continuing default, except a default in payment of principal or interest, if it in good faith determines that withholding notice is in the interests of the holders. (Section 902). We are required to give the trustee a certificate certifying as to our compliance with all conditions and covenants under the indenture at least once a year. (Section 606).

Modification of the Indenture

The holders of at least a majority in principal amount of outstanding debt securities of a series may waive any existing default and its consequences under the indenture. However, holders cannot waive a default in the payment of the principal of, or premium, if any, or interest on, any debt securities or a default in respect of a provision we describe in the following paragraph. (Section 813). These defaults cannot be waived without the consent of each holder of the outstanding debt securities of the series.

With the consent of the holders of at least a majority in aggregate principal amount of outstanding debt securities, we and the trustee can enter into supplemental indentures to amend or modify the indenture. However, we cannot make modifications or amendments without the consent of all of the holders of the outstanding series of debt securities if the amendments or modifications would:

•	change the stated maturity, reduce the principal amount of, or reduce the rate of interest on, the debt securities of a series;

•	change the coin or currency or the property in which we must pay principal of, or premium, if any, or interest on, the debt securities of a series;

•	impair the right to institute suit for the enforcement of any payment of principal of, or premium or interest on, the debt securities after the due date of the payment;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of which is required to enter into any supplemental indenture;

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver of the provisions of the indenture; or

•	make modifications to any of the provisions we describe in this paragraph and in the paragraph immediately above. (Section 1202).

We cannot enter into supplemental indentures to amend or modify the indenture in ways that affect other series of debt securities under the indenture without the consent of the holders of at least a majority in aggregate principal amount of all securities issued under the indenture that will be affected by the amendment, voting together as one class. Further, if any amendment or modification would have any of the effects described in the previous two paragraphs, and would affect more than one series of securities issued under the indenture, then we cannot make the amendment or modifications without the consent of all of the holders of the securities issued under the indenture that would be affected by them.

We and the trustee can also enter into supplemental indentures to amend or modify the indenture or the debt securities without the consent of any holders of the debt securities. We can only do so if those amendments or modifications would be limited to specific purposes, including:

•	showing that another person has succeeded us and assumed our obligations under the covenants of the indenture and the debt securities;

•	adding to our covenants under the indenture for the benefit of all holders of debt securities under the indenture or surrender any right or power we have under the indenture;

•	adding to, changing or eliminating any of the provisions of the indenture in respect of the debt securities, but only if the change does not adversely affect the rights of holders of the debt securities under the indenture in any material respect;

•	establish the form or terms of debt securities of any series;

•	evidencing the appointment of a successor trustee or a change in any of the provisions of the indenture to facilitate administration by more than one trustee; or

•	making clarifying changes to ambiguous, incorrect or inconsistent language in the indenture or the debt securities that do not adversely affect the rights of the holders of the debt securities under the indenture in any material respect. (Section 1201).

Defeasance

The indenture provides that we can at any time terminate almost all of our obligations with respect to any outstanding debt securities and the indenture. We cannot, however terminate some obligations, including our obligations to register the transfer or exchange of the debt securities, replace mutilated, destroyed, lost or stolen debt securities, to maintain agencies in respect of the debt securities and hold moneys for payment in trust. (Section 701).

If we desire to exercise our option to satisfy and discharge our obligations under the indenture (a defeasance), then we must deposit in trust with the trustee money or U.S. government obligations sufficient to pay the outstanding principal amount of the debt securities as well as the interest on the debt securities to maturity. We must also comply with some other provisions. In particular, we must obtain:

•	an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders of the debt securities for federal income tax purposes;

•	an opinion of counsel that any U.S. government obligation that we deposit in trust meet the requirements of U.S. government obligations set forth in the indenture; and

•	an opinion of a nationally recognized independent public accountant to the effect that we have deposited with the trustee money or U.S. government obligations sufficient to pay the outstanding principal amount of the debt securities as well as the interest of the debt securities to maturity.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112).

DESCRIPTION OF COLLATERAL TRUST BONDS

The following description of the terms of our collateral trust bonds summarizes general terms and provisions that apply to the collateral trust bonds. We will describe the particular terms of any collateral trust bonds more specifically in each prospectus supplement relating to those collateral trust bonds. We will indicate in the prospectus supplement whether the terms and provisions described in this prospectus apply to a particular series of collateral trust bonds.

We will issue, in one or more series, collateral trust bonds under an indenture of mortgage and deed of trust, dated as of September 1, 1993, between us and Bank One Trust Company, National Association, as successor trustee, as supplemented and amended from time to time. This indenture of mortgage and deed of trust, as supplemented and amended, is referred to in this prospectus as the mortgage. This section briefly summarizes the mortgage. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to the mortgage which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.” Parenthetical section references under this heading are references to sections of the mortgage, unless otherwise indicated.

General

The mortgage has some limits on the aggregate principal amount of collateral trust bonds that we may issue under it, and provides that we may issue securities under the mortgage from time to time in one or more series pursuant to the terms of one or more supplemental indentures, board resolutions or officers’ certificates creating the series (Section 301; See “— Issuance of Additional Bonds”).

Terms

We will describe in each prospectus supplement the following terms of the collateral trust bonds of the series offered by us in that prospectus supplement:

•	the title of the collateral trust bonds;

•	the limit, if any, upon the aggregate principal amount of the collateral trust bonds;

•	the persons to whom interest will be payable on the interest payment dates, if other than the person in whose name the collateral trust bond is registered on the record date for the interest;

•	the dates on which the principal of the collateral trust bonds is payable;

•	the rates at which the collateral trust bonds will bear interest, if any;

•	the dates from which interest on the collateral trust bonds, if any, will accrue;

•	the dates on which interest will be payable, and the regular record dates for determining holders eligible to receive interest payments;

•	how the principal of or premium, if any, or interest, if any, on the collateral trust bonds will be payable and the places where the principal of and premium, if any, and interest, if any, will be payable;

•	our option, if any, to redeem the collateral trust bonds and the periods within which, the prices at which and the terms and conditions upon which, the collateral trust bonds may be redeemed;

•	our obligation, if any, to redeem collateral trust bonds pursuant to any sinking fund or analogous provisions or at the option of any holder and the periods within which, the prices at which and the terms and conditions upon which, the collateral trust bonds will be redeemed;

•	if other than denominations of $1,000 and integral multiples thereof, then the denominations in which we may issue the collateral trust bonds;

•	the currencies in which the collateral trust bonds will be payable;

•	if other than the currency of the United States, the currency or currencies, including composite currencies, in which we will make payments on the collateral trust bonds;

•	if we or a holder may elect to have the principal of, or premium or interest on, the collateral trust bonds be payable in securities or other property, then the terms of this election;

•	if the principal or interest payable is determined with reference to an index based on currency other than the stated currency of the collateral trust bonds, then the manner in which the amounts will be determined;

•	if other than the principal amount of the collateral trust bonds, then the principal amount of collateral trust bonds that will be payable on deceleration or acceleration of maturity;

•	the terms, if any, pursuant to which the collateral trust bonds may be converted into or exchanged for shares of capital stock or securities of us or another company;

•	the amount or terms of any service charge for the registration of transfer or exchange of the collateral trust bonds;

•	provisions, if any, for refunding taxes or governmental charges to holders of the collateral trust bonds;

•	any additional covenants that we may make; and

•	any other terms of the collateral trust bonds not inconsistent with the provisions of the mortgage. (Section 301).

Ranking

The collateral trust bonds issued pursuant to this prospectus will be secured equally and ratably with all other collateral trust bonds issued pursuant to the mortgage. The collateral trust bonds will rank senior to all of our unsecured indebtedness. The collateral trust bonds will be effectively subordinated to all of our existing and future secured indebtedness, except for other collateral trust bonds. See “Security — General.”

Payments; Transfers and Exchanges

Unless we otherwise state in the prospectus supplement, we will pay any interest to the person in whose name the collateral trust bond is registered as of the close of business on the regular record date relating to the interest payment date. If we have defaulted in the payment of interest on any collateral trust bond, then we may pay the defaulted interest to the holder as of the close of business on a date selected by the mortgage trustee, or in any other lawful manner. (Section 307).

We will pay principal of and premium, if any, and interest on the collateral trust bonds at maturity upon presentation of the collateral trust bonds at the office of the mortgage trustee. (Section 602).

The transfer of collateral trust bonds may be registered, and the collateral trust bonds may be exchanged, for other collateral trust bonds of the same series, of authorized denominations of like tenor and aggregate principal amount, at the office of the bond registrar for the collateral trust bonds. We will not be required to issue, and no bond registrar will be required to register the transfer of or to exchange collateral trust bonds of any series during a period of 15 days prior to giving any notice of redemption of the collateral trust bonds or any collateral trust bond selected for redemption in whole or in part, except the unredeemed portion of any collateral trust bond being redeemed in part. (Section 305).

We may change the place for payment or registration of transfer or exchange of the collateral trust bonds, we may appoint one or more additional paying agents, including ourselves, or bond registrars and may remove any paying agent or bond registrar. (Section 602).

Security

General

Except as discussed below, collateral trust bonds now or hereafter issued under the mortgage will be secured primarily by:

•	first mortgage bonds issued under our indenture and deed of trust, dated as of February 1, 1923, with Bank One Trust Company, National Association, as successor trustee, as amended and supplemented from time to time, and delivered to the trustee under the mortgage. We refer to this indenture as the 1923 indenture. We are the successor to Iowa Southern Utilities Company as a result of the February 30, 1993 merger of Iowa Southern and Iowa Electric Power and Light Company. As discussed under “Description of the 1923 Indenture — Security,” the 1923 indenture constitutes, subject to some exceptions, a first mortgage lien on substantially all of the properties owned by Iowa Southern at the time of the merger of Iowa Electric and Iowa Southern, which are now our properties; or

•	first mortgage bonds issued under our indenture of mortgage and deed of trust, dated as of August 1, 1940, with Bank One Trust Company, National Association, as successor trustee, as amended and supplemented from time to time, and delivered to the trustee under the mortgage. We refer to this indenture as the 1940 indenture. As discussed under “Description of the 1940 Indenture — Security,” the 1940 indenture constitutes, subject to some exceptions, a first mortgage lien on substantially all of our properties, except for the property of Iowa Southern existing at the time of the merger of Iowa Electric and Iowa Southern and the property of Interstate Power Company existing at the time of our merger with Interstate Power Company on January 1, 2002; or

•	the lien of the mortgage on our properties used in the generation, purchase, transmission, distribution or sale of electric energy by us, or in the manufacture of manufactured gas, or in the purchase, transportation, distribution or sale of manufactured gas or natural gas, or in the generation, manufacture, distribution or sale of steam and hot water, which lien is junior to the liens of the 1923 indenture and the 1940 indenture. (Granting Clause First).

As discussed below under “ — Class A Bonds,” following a merger or consolidation of another corporation into us, or the transfer by another corporation of property to us, we could issue and deliver to the mortgage trustee bonds issued under an existing mortgage on the properties of the other corporation in lieu of or in addition to bonds issued under the 1923 indenture or the 1940 indenture. In this event, the bonds would be secured, additionally, by these bonds and by the lien of the mortgage on the properties of the other corporation, which would be junior to the liens of the existing mortgage of the corporation and the 1923 indenture and the 1940 indenture. We refer to the 1923 indenture, the 1940 indenture and all the other mortgages as the “Class A Mortgages,” and all bonds outstanding under the Class A Mortgages as the “Class A Bonds.” If no Class A Mortgages are in effect, then the mortgage will constitute a first mortgage lien on our property that is subject to the mortgage. (Sections 101 and 706).

Effect of the IES Utilities Inc. and Interstate Power Company Merger on the Mortgage

On January 1, 2002, Interstate Power Company, or IPC, was merged with and into IES Utilities Inc., or IES Utilities, our predecessor company, and our new name became “Interstate Power and Light Company.” At the time of the merger, IPC had outstanding an indenture, dated January 1, 1948, with JP Morgan Chase, as trustee, securing first mortgage bonds.

The IPC indenture constitutes, subject to some exceptions, a first mortgage lien on substantially all of the properties owned by IPC at the time of the merger of IPC and IES Utilities (which are now, subsequent to the merger, our properties). The mortgage does not constitute a lien on any of the properties owned by IPC at the time of the merger, including any improvements, extensions or additions to these properties or any renewals, replacements or substitutions of or for any part or parts of these properties. (Section 1305).

Class A Bonds

Any Class A Bonds issued after the date of the mortgage (other than in substitution or exchange for previously outstanding Class A Bonds) will be issued and delivered to, and registered in the name of, the mortgage trustee or its nominee. The mortgage trustee will own and hold the Class A Bonds, subject to the provisions of the mortgage, for the benefit of the holders of all Class A Bonds issued and outstanding from time to time. Class A Bonds issued as the basis of authentication and delivery of collateral trust bonds under the mortgage will mature on the same dates, and in the same principal amounts, as the collateral trust bonds. The Class A Bonds will contain, in addition to any mandatory redemption provisions applicable to all Class A Bonds outstanding under the related Class A Mortgage, mandatory redemption provisions that correlate to provisions for mandatory redemption, or for redemption at the option of the holder, of the collateral trust bonds. Class A Bonds issued as the basis for authentication and delivery of a series of collateral trust bonds may bear interest. Any such interest will be payable at the same times as interest on the collateral trust bonds of the series. The Class A Bonds may contain provisions for their redemption at our option. (Sections 402 and 701).

Any payment we make of principal of, or premium or interest on, the Class A Bonds held by the mortgage trustee will be applied by the mortgage trustee to the payment of any principal, premium or interest in respect of any collateral trust bonds which is then due. To the extent of this application, our obligation to make payment in respect of the collateral trust bonds will be deemed satisfied and discharged. If, at the time we make a payment on principal of Class A Bonds, the payment exceeds the amount of principal then due in respect of the collateral trust bonds, then the excess of the payment will constitute “funded cash” and will be held by the mortgage trustee as part of the mortgaged property, to be withdrawn, used or applied as provided in the mortgage. If, at the time we make any payment of premium or interest on Class A Bonds held by the mortgage trustee, the payment will exceed the amount of premium or interest then due, then the excess of these payments will be remitted to us at our request. Any payment we make of principal of, or premium or interest on, any collateral trust bonds authenticated and delivered on the basis of the deposit with the mortgage trustee of Class A Bonds, other than by application of the proceeds of a payment in respect of the Class A Bonds, will be deemed to satisfy and discharge our obligation, if any, to make a payment of principal, premium or interest in respect of the Class A Bonds which is then due. (Section 702; See “— Withdrawal of Cash”).

The mortgage trustee may not sell, assign or otherwise transfer any Class A Bonds held by the mortgage trustee except to a successor trustee under the mortgage. (Section 704). At the time any collateral trust bonds of any series which have been authenticated and delivered upon the basis of Class A Bonds cease to be outstanding, other than a result of the application of the proceeds of the payment or redemption of the Class A Bonds, the mortgage trustee will surrender to us an equal principal amount of Class A Bonds having the same stated maturity and mandatory redemption provisions as the collateral trust bonds. (Section 703).

At the date of this prospectus, the only Class A Mortgages are the 1923 indenture and the 1940 indenture and the only Class A Bonds issuable are first mortgage bonds issuable under the 1923 indenture and the 1940 indenture. The mortgage provides that in the event of the merger or consolidation of another company with or into us, an existing mortgage constituting a lien on properties of the other company prior to the lien of the mortgage may be designated by us as an additional Class A Mortgage. The IPC indenture has not been designated as an additional Class A Mortgage. Any bonds subsequently issued under the additional mortgage would be Class A Bonds and could be issued only to provide the basis for the authentication and delivery of collateral trust bonds. (Section 706).

When no collateral trust bonds are outstanding under a Class A Mortgage except for Class A Bonds held by the mortgage trustee, then, at our request and subject to satisfaction of some conditions, the mortgage trustee will surrender the Class A Bonds for cancellation and the related Class A Mortgage will be satisfied and discharged. At that time, the lien of the Class A Mortgage on our property will cease to exist and the lien of the mortgage will become a first mortgage lien on the property, subject to some permitted liens. (Section 707).

So long as any collateral trust bonds are outstanding, we will not issue any additional Class A Bonds except to replace any mutilated, destroyed, lost or stolen collateral trust bonds of the same series or to effect exchanges and transfers of the collateral trust bonds, or to the mortgage trustee as the basis for the authentication and delivery of collateral trust bonds. In addition, we will not subject to the lien of any Class A Mortgage any property which is excepted or excluded from the lien of the Class A Mortgage. (Section 610). First mortgage bonds may be issued under the 1923 indenture on the basis of property additions, retirements of bonds previously issued under the 1923 indenture and cash deposited with the 1923 indenture trustee. See “Description of the 1923 Indenture — Issuance of Additional Bonds.” First mortgage bonds may be issued under the 1940 indenture on the basis of property additions, retirements of bonds previously issued under the 1940 indenture and cash deposited with the 1940 indenture trustee. See “Description of the 1940 Indenture — Issuance of Additional Bonds.”

Lien of the Mortgage

At the date of this prospectus, substantially all of our property subject to the lien of the mortgage is also subject to the prior lien of the 1923 indenture or the 1940 indenture. Any collateral trust bonds offered pursuant to this prospectus will have the benefit of the first mortgage lien of the 1923 indenture or the 1940 indenture on the property, and the benefit of the prior lien of any additional Class A Mortgage on any property subject to the Class A Mortgage, to the extent of the aggregate principal amount of Class A Bonds issued under the respective Class A Mortgage and held by the mortgage trustee.

The lien of the mortgage is subject to some permitted liens that include:

•	tax liens and other governmental charges which are not delinquent or which can be paid without penalty or which are being contested;

•	liens incurred in the ordinary course of business for charges that not delinquent or that are being contested, including mechanics’, workmen’s, repairmen’s, materialmen’s, warehousemen’s and carriers’ liens and liens securing workers’ compensation and other employee awards;

•	judgment liens, easements, reservations and rights of others, including governmental entities, in, and defects of title in, some of our property;

•	any defects or irregularities in title to any rights-of-way and/or to any real estate used or to be used for right-of-way purposes or held under lease, easement, license or similar right;

•	liens securing indebtedness neither created, assumed nor guaranteed by us nor on account of which we customarily pay interest;

•	some leasehold interests;

•	liens vested in any lessor or licensor for rent to become due or for other obligations or acts to be performed, if the payment or obligations are required under leases, subleases, licenses or permits;

•	liens on our pollution control and sewage and solid waste disposal facilities which were previously financed with industrial development revenue bonds;

•	any right which any governmental authority may have by virtue of any franchise, license, contract or statute to purchase;

•	any liens that have been bonded for the full amount in dispute;

•	prepaid liens; and

•	liens resulting from good faith deposits made in connection with bids, tenders, contracts or leases to which we are a party, and liens resulting from deposits made to secure our public or statutory obligations. (Granting Clauses and Section 101).

Some properties are excepted from the lien of the mortgage, including:

•	cash and bonds not paid, deposited or held under the mortgage;

•	agreements, instruments, accounts receivable, claims, judgments, some intellectual property rights and other general intangibles;

•	automobiles, trucks and other vehicles, railroad equipment, vessels and marine equipment and aircraft and flight equipment;

•	all goods, wares, merchandise, equipment, spare parts, tools, materials, supplies and fuel held for sale or lease in the ordinary course of business or for use or consumption in, or in the operation of, any properties of or for our benefit;

•	nuclear fuel;

•	computers, machinery and equipment used exclusively for corporate administrative or clerical purposes;

•	all emissions allowances;

•	all gas, oil, minerals and timber, and rights thereto;

•	electric energy, gas, steam, water and other products generated, produced or purchased;

•	property installed on the premises of our customers and designed to aid in conservation or efficient use of energy;

•	our leasehold interests and leasehold improvements; and

•	all property that is located outside of the State of Iowa and is neither specifically described in the granting clauses of the mortgage nor specifically subjected or required to be subjected to the lien of the mortgage by any provision thereof. (Granting Clauses).

Without the consent of the holders, we and the mortgage trustee may enter into supplemental indentures to subject to the lien of the mortgage additional property, including property that would otherwise be excepted from the lien. (Section 1401). This property would then constitute “property additions” and be available as a basis for the issuance of collateral trust bonds. See “— Issuance of Additional Bonds.”

Property additions generally include any unit or element of property that we own and is subject to the lien of the mortgage except:

•	any property, the cost of acquisition or construction of which is property chargeable to one of our operating expense accounts; and

•	goodwill and other intangible property, unless the cost is included in the cost of the unit or element of property and we neither paid nor apportioned any separate consideration for the goodwill or other intangible property. (Section 103).

The mortgage contains provisions subjecting some after-acquired property to its lien. These provisions are limited in the case of consolidation or merger or sale of substantially all of our assets, so that any property additions or extensions relating to the property owned by IPC at the time of the merger of IPC and IES Utilities are excepted from the lien of the mortgage. (Granting Clause Second). In the event of consolidation or merger or the transfer of all of the mortgaged property, the mortgage will not be required to be a lien upon any of the properties then owned or thereafter acquired by the successor corporation except properties acquired from us in or as a result of the transaction and properties which are an integral part of, or essential to the use or operation of, any mortgaged property, and renewals, replacements and substitutions of or for any part of that mortgaged property. (Article Thirteen; See “— Consolidation, Merger, Conveyance, Transfer or Lease”). In addition, after-acquired property may be subject to vendors’ liens, purchase money mortgages and other liens at the time of its acquisition, including the lien of any Class A Mortgage.

The mortgage trustee will have a lien, prior to the lien on behalf of the holders of collateral trust bonds, upon mortgaged property, for the payment of its reasonable compensation and expenses and for indemnity against some liabilities. (Section 1107).

Issuance of Additional Bonds

Subject to the limitations described below, the maximum principal amount of collateral trust bonds which we may issue under the mortgage is unlimited. (Section 301). Under the mortgage, collateral trust bonds of any series may be issued from time to time on the basis of, and in an aggregate principal amount not exceeding:

•	the aggregate principal amount of Class A Bonds issued and delivered to the mortgage trustee for this purpose;

•	75% of the cost or fair value (whichever is less) of property additions that do not constitute “funded property”, after specified deductions and additions, primarily including adjustments to offset property retirements;

•	the aggregate principal amount of retired collateral trust bonds or retired prior lien bonds; or

•	the amount of cash deposited with the mortgage trustee. (Article Four).

We are not required to satisfy a net earnings requirement prior to our issuance of collateral trust bonds.

Generally, “funded property” includes property additions (other than any property additions, renewals or extensions relating to the property owned by IPC at the time of the merger of IPC and IES Utilities) that have been made, or deemed to have been made, the basis of the authentication and delivery of collateral trust bonds, the release of mortgaged property from the lien of the mortgage or cash withdrawals, or which have been substituted for retired property.

Release of Property

Unless an event of default has occurred and is continuing, we may obtain the release from the lien of the mortgage of any funded property, except for cash held by the mortgage trustee, upon delivery to the mortgage trustee of cash equal in amount to the amount, if any, by which the lower of the cost or fair value of the property to be released exceeds the aggregate of:

•	the principal amount, subject to some limitations, of obligations secured by purchase money mortgages upon the property to be released;

•	the lower of the cost or fair value of certified property additions not constituting funded property after specified deductions and additions, primarily including adjustments to offset property retirements;

•	an amount equal to 133-1/3% of the aggregate principal amount of collateral trust bonds we would be entitled to issue on the basis of retired collateral trust bonds or retired prior lien bonds, with this entitlement being waived by operation of the release;

•	the principal amount, subject to some limitations, of obligations secured by purchase money mortgages upon the property to be released, and the amount of cash, received by the mortgage trustee or other holder of a lien prior to the lien of the mortgage in consideration of the release;

•	an amount equal to 133-1/3% of the aggregate principal amount of outstanding collateral trust bonds delivered to the mortgage trustee; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released. (Section 803).

Unless an event of default has occurred and is continuing, property which is not funded property may generally be released from the lien of the mortgage without depositing any cash or property with the mortgage trustee as long as:

•	the aggregate amount of the lower of the cost or fair value of all property additions that do not constitute funded property, excluding the property to be released, is not less than zero, or

•	the lower of the cost or fair value of property to be released does not exceed the aggregate amount of the lower of the cost or fair value of property additions acquired or made within the 90-day period preceding the release. (Section 804).

The mortgage provides simplified procedures for the release of property that has been released from the lien of Class A Mortgages, minor properties and property taken by eminent domain. (Sections 805, 807 and 808). The mortgage also provides for dispositions of some obsolete property and grants or surrender of some rights without any release or consent by the mortgage trustee. (Section 802).

If we continue to own any property released from the lien of mortgage after the release, then the mortgage will not become a lien on any improvement, extension or addition to the property or renewals, replacements or substitutions of or for any part or parts of the property. (Article Eight).

Withdrawal of Cash

Generally, unless an event of default has occurred and is continuing, we may withdraw cash held by the mortgage trustee:

•	to the extent of the lower of the cost or fair value of property additions not constituting funded property, after some deductions and additions, primarily including adjustments to offset retirements;

•	in an amount equal to 133-1/3% of the aggregate principal amount of collateral trust bonds that we would be entitled to issue on the basis of retired collateral trust bonds or retired prior lien bonds, with our entitlement to this issuance being waived by operation of this withdrawal; or

•	in an amount equal to 133-1/3% of the aggregate principal amount of any outstanding collateral trust bonds delivered to the mortgage trustee.

Otherwise, upon our request, cash held by the mortgage trustee may be used to:

•	purchase collateral trust bonds at prices not exceeding 133-1/3% of the principal amount of the collateral trust bonds; or

•	pay at stated maturity or redeem collateral trust bonds. (Section 806).

We may only withdraw cash deposited with the mortgage trustee as the basis for the authentication and delivery of collateral trust bonds, or cash representing a payment of principal of Class A Bonds, in an amount equal to the aggregate principal amount of collateral trust bonds we would be entitled to issue on any basis. (Section 405). The cash held by the mortgage trustee also may, upon our request, be used to purchase, redeem or pay for collateral trust bonds at prices not exceeding, in the aggregate, the collateral trust bonds’ principal amount. (Sections 405 and 702).

Consolidation, Merger, Conveyance, Transfer or Lease

We may not consolidate with or merge into any other corporation or convey, transfer or lease all or substantially all the mortgaged property to any person unless:

•	the transaction is on terms that fully preserve in all material respects the lien and security of the mortgage and the rights and powers of the mortgage trustee and the collateral trust bond holders; and

•	the corporation formed by the consolidation or into which we are merged or the person which acquires by transfer, or which leases, all or substantially all the mortgaged property is a U.S. corporation, and it executes and delivers to the mortgage trustee a supplemental indenture, pursuant to which it assumes our obligations under the mortgage and grants a lien on the mortgaged property and all after-acquired property essential to the use or operation of, any mortgage property or a renewal, replacement or substitution of or for any part of the mortgaged property. (Section 1301).

Events of Default

Each of the following events constitutes an event of default under the mortgage:

•	our failure to pay interest on any collateral trust bond within 90 days after the same becomes due;

•	our failure to pay principal or premium, if any, on any collateral trust bond within three business days after the same becomes due;

•	our failure to perform or breach of any covenant or warranty in the mortgage, other than a failure to pay interest, principal or premium, for a period of 90 days after the mortgage trustee or the holders of at least 30% in principal amount of outstanding collateral trust bonds have given us a written notice of the default or breach, unless the mortgage trustee, or the mortgage trustee and the holders of a principal amount of collateral trust bonds not less than the principal amount of collateral trust bonds the holders of which gave the notice, as the case may be, agree in writing to an extension of that period prior to its expiration. The mortgage trustee, or the mortgage trustee and the holders, as the case may be, will be deemed to have agreed to an extension of the period if corrective action has been initiated by us within this period and is being diligently pursued;

•	some events relating to our reorganization, bankruptcy or insolvency or appointment of a receiver or mortgage trustee for our property; and

•	the occurrence of a matured event of default under any Class A Mortgage. The waiver or cure of any event of default and the rescission and annulment of the consequences of the default will be a waiver of the corresponding event of default under the mortgage and a rescission and annulment of the consequences of the default. (Section 1001).

The Trust Indenture Act currently requires that we give the mortgage trustee, at least annually, a statement as to our compliance with the conditions and covenants under the mortgage. (Section 104).

Modification of the Mortgage

Without the consent of any holders, we and the mortgage trustee may modify the mortgage by entering into one or more supplemental indentures for the following purposes:

•	to evidence our succession by another person and the successor’s assumption of our covenants in the mortgage and the collateral trust bonds;

•	to add one or more covenants of our company or other provisions for the benefit of all holders;

•	to surrender any right or power conferred upon us by the mortgage;

•	to correct or amplify the description of any property at any time subject to the mortgage lien, or to subject additional property to the mortgage lien;

•	to change or eliminate any provision of the mortgage or to add any new provision to the mortgage, but if the change, elimination or addition adversely affects the interests of the holders of the collateral trust bonds of any series in any material respect, then the change, elimination or addition will become effective with respect to the series only when no collateral trust bond of the series remains outstanding;

•	to establish the form or terms of the collateral trust bonds of any series;

•	to provide for the authentication and delivery of bearer securities and the related coupons representing interest, if any, on the securities and for the procedures for the registration, exchange and replacement of the securities and for the giving of notice to, and the solicitation of the vote or consent of, the holders of the securities;

•	to evidence and provide for the acceptance of appointment under the indenture by a successor trustee or by a co-trustee or separate trustee;

•	to provide for the procedures required to permit us to utilize, at our option, a non-certificated system of registration for all of the collateral trust bonds;

•	to change any place or places where the principal of and premium, if any, and interest, if any, on all of the collateral trust bonds will be payable, the collateral trust bonds may be surrendered for registration of transfer or exchange and notices and demands to or on the company may be served;

•	to cure any ambiguity, to correct or supplement any provision in the mortgage which may be defective or inconsistent with any other provision of the mortgage, or to comply with the rules or regulations of any national collateral trust bonds exchange on which any of the collateral trust bonds may be listed;

•	to modify or eliminate any of the provisions of the mortgage or to add other provisions to the mortgage, so long as the other modifications, eliminations or additions do not adversely affect the interests of the holders of collateral trust bonds of any series in any material respect, unless they are expressly stated to become effective only as to collateral trust bonds which are not then outstanding; or

•	to close the mortgage against the issue of additional collateral trust bonds.

If the Trust Indenture Act of 1939 is amended after the date of the mortgage in such a way as to require changes to the mortgage, then the required changes will be deemed to have been made without any further action by us or the mortgage trustee. (Section 1401).

For most purposes not described above, the consent of the holders of a majority in aggregate principal amount of the collateral trust bonds of all affected series then outstanding, voting as one class, is required for the purpose of amending or modifying the mortgage pursuant to one or more supplemental indentures. However, no amendment or modification may, without the consent of each holder of the outstanding collateral trust bonds of each series directly affected by the amendment or modification:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any collateral trust bond, or reduce the principal amount or the rate of interest (or the amount of any installment of interest) or change the method of calculating the rate or reduce any premium payable upon the redemption of the collateral trust bonds, or impair the right to institute suit for the enforcement of any payment on or after the maturity of the collateral trust bonds;

•	permit the creation of any lien ranking prior to the mortgage lien with respect to all or substantially all of the mortgaged property or terminate the mortgage lien; or

•	reduce the percentage in principal amount of the outstanding collateral trust bonds of the series, the consent of the holders of which is required for any supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with any provision of the mortgage or of any default thereunder and its consequences, or reduce the requirements for quorum or voting.

A supplemental indenture that changes or eliminates any covenant or other provision of the mortgage that has expressly been included solely for the benefit of the holders of, or that is to remain in effect only so long as there will be outstanding collateral trust bonds of one or more specified series, or modifies the rights of the holders of collateral trust bonds of that series with respect to the covenants or other provision, will not be deemed to affect the rights under the mortgage of holders of the collateral trust bonds of any other series. (Section 1402).

The holders of at least a majority in aggregate principal amount of all affected outstanding collateral trust bonds of any series may waive our obligations to comply with some covenants of the mortgage, if the waiver occurs before the time compliance is required. (Section 609).

If an event of default occurs and is continuing, then the mortgage trustee or the holders of not less than a majority in principal amount of collateral trust bonds then outstanding may declare the principal amount (or if the collateral trust bonds are discount securities, the portion of the principal amount as may be provided for the discount securities pursuant to the terms of the mortgage) of all of the outstanding collateral trust bonds together with premium, if any, and interest accrued, if any, to be immediately due and payable. At any time after the declaration of the maturity of the collateral trust bonds then outstanding, but before the sale of any of the mortgaged property and before the mortgage trustee obtains a judgment or decree for payment of money, the event or events of default giving rise to the declaration of maturity will be deemed to have been waived, and the declaration and its consequences will be deemed to have been rescinded, if:

•	we have paid or deposited with the mortgage trustee a sum sufficient to pay:

•	all overdue interest, if any, on all collateral trust bonds then outstanding;

•	the principal of and premium, if any, on any collateral trust bonds then outstanding that have become due otherwise than by the declaration of acceleration and interest on the collateral trust bonds at the rate or rates prescribed therefor in the collateral trust bonds; and

•	all amounts due to the mortgage trustee as compensation and reimbursement as provided in the mortgage; and

•	any other event or events of default have been cured or waived as provided in the mortgage. (Section 1002).

If an event of default occurs and is continuing, then the mortgage trustee has the power to take possession of, and to hold, operate and manage, the mortgaged property, or with or without entry, sell the mortgaged property. If the mortgaged property is sold, whether by the mortgage trustee or pursuant to judicial proceedings, then the principal of the outstanding collateral trust bonds will become immediately due, together with premium, if any, and any accrued interest, including interest upon overdue installments of interest at the same rates respectively as were borne by the respective collateral trust bonds on which installments of interest were overdue. (Sections 1003, 1004 and 1005).

If an event of default occurs and is continuing, then the holders of a majority in principal amount of the collateral trust bonds then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the mortgage trustee or exercising any trust or power conferred on the mortgage trustee. (Section 1016).

No holder of any collateral trust bond will have any right to institute any proceeding, judicial or otherwise, with respect to the mortgage for the appointment of a receiver or for any other remedy thereunder unless:

•	the holder has previously given to the mortgage trustee written notice of a continuing event of default;

•	the holders of not less than a majority in aggregate principal amount of the collateral trust bonds then outstanding have made written request to the mortgage trustee to institute proceedings in respect of the event of default and have offered the mortgage trustee reasonable indemnity against costs and liabilities incurred in complying with the request;

•	the mortgage trustee has refused, or for sixty days after receipt of the notice, the mortgage trustee has failed, to institute any proceeding; and

•	no direction inconsistent with the request has been given to the mortgage trustee by the holders of a majority in aggregate principal amount of collateral trust bonds then outstanding.

In addition, no holder will be entitled to institute any action if and to the extent that the action would disturb or prejudice the rights of the other holders. (Section 1011).

Notwithstanding any other provision of the mortgage, each holder of a collateral trust bond has the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, including interest upon overdue interest, if any, on the collateral trust bond when due and to institute suit for the enforcement of any the payment. These rights may not be impaired without the consent of the holder. (Section 1012).

The mortgage obligates the mortgage trustee to give the holders notice of any default under the mortgage to the extent required by the Trust Indenture Act, unless the default has been cured or waived. (Section 1102). The Trust Indenture Act currently permits the mortgage trustee to withhold notices of default, except for some payment defaults, if the mortgage trustee in good faith determines the withholding of the notice to be in the interests of the holders.

As a condition precedent to some actions by the mortgage trustee in the enforcement of the lien of mortgage, the mortgage trustee may require adequate indemnity against costs, expenses and liabilities to be incurred in connection with the enforcement of the lien mortgage. (Sections 1011, 1101 and 1103).

In addition to every other right and remedy provided in the mortgage, the mortgage trustee may exercise any right or remedy available to the mortgage trustee in its capacity as owner and holder of Class A Bonds which arises as a result of a default or matured event of default under any Class A Mortgage, whether or not an event of default under the mortgage has occurred and is continuing. (Section 1020).

Defeasance

Upon our request, any outstanding collateral trust bonds, or any portion of the principal amount outstanding, will be deemed to have been paid for purposes of the mortgage, and our entire indebtedness with respect to the collateral trust bonds or portion of principal thereof will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the mortgage trustee or any paying agent (other than us), in trust:

•	money in the amount that will be sufficient;

•	eligible obligations, which do not contain provisions permitting the redemption or other prepayment thereof at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with the money, if any, deposited with or held by the mortgage trustee, will be sufficient; or

•	a combination of (a) and (b) that will be sufficient to pay when due the principal, premium, if any, and interest due and to become due on the collateral trust bonds or portions of the collateral trust bonds. (Section 901).

For this purpose, “eligible obligations” include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of the full faith and credit of the United States, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in the obligations or in any specific interest or principal payments due in respect thereof. (Section 101).

More Restrictive Provisions of Class A Mortgages

The mortgage has less restrictions on us in some respects than the 1923 indenture and the 1940 indenture, and the Class A Bonds issued and outstanding under the 1923 indenture and the 1940 indenture and delivered to the mortgage trustee will be entitled to the benefits of more restrictive provisions of the 1923 indenture and the 1940 indenture. See “— Description of the 1923 Indenture” and “— Description of the 1940 Indenture.”

Relationship With the Mortgage Trustee

The mortgage trustee is also the trustee for the 1923 indenture and the 1940 indenture. This means the mortgage trustee would have a conflicting interest for purposes of the Trust Indenture Act if an event of default were to occur under the 1923 indenture or the 1940 indenture. In any case of a conflicting interest, the mortgage trustee may be required to eliminate the conflicting interest by resigning as the mortgage trustee or the trustee under either the 1923 indenture or the 1940 indenture, as the case may be. There are other instances under the Trust Indenture Act which would require the resignation of the mortgage trustee, such as an affiliate of the mortgage trustee acting as underwriter with respect to any of the collateral trust bonds.

Description of the 1923 Indenture

General

This section briefly summarizes the 1923 indenture. Since this is only a summary, it does not contain all of the information that may be important to you. You may review the 1923 indenture at the offices of the trustee or by contacting our Corporate Secretary. We encourage you to read the 1923 indenture. Parenthetical section references under this subheading are references to sections of the 1923 indenture.

Security

The 1923 indenture constitutes a direct first mortgage lien upon substantially all of the property and rights of Iowa Southern existing at the time of the Iowa Electric and Iowa Southern merger on December 31, 1993, and upon extensions and additions to this property, with some exceptions for some types of property, including accounts receivable, as provided in the 1923 indenture, and subject only to permitted liens. (Granting Clauses).

Any bonds issued under the 1923 indenture as the basis for the issuance of collateral trust bonds under the mortgage will be secured equally and ratably with the bonds of all other series then outstanding under the 1923 indenture.

Effect of the Iowa Electric and Iowa Southern Merger and the IES Utilities and IPC Merger on the 1923 Indenture

The merger of Iowa Electric and Iowa Southern did not impair the lien of the 1923 indenture or any of the rights or powers of the trustees under the 1923 indenture or the bondholders under the 1923 indenture. (Article XVI). Pursuant to that merger, the surviving company, which was renamed IES Utilities, became the successor to Iowa Southern under the 1923 indenture.

On January 1, 2002, IPC was merged with and into IES Utilities, and our new name became Interstate Power and Light Company. This merger also did not impair the lien of the 1923 indenture or any of the rights or powers of the 1923 indenture trustee or the bondholders under the 1923 indenture.

Issuance of Additional Bonds

Except as provided below, the 1923 indenture does not limit the aggregate principal amount of the bonds of all series that may be issued or outstanding. (Section 2.01).

Additional bonds of any series may be issued:

•	in an aggregate principal amount not exceeding 75% of the cost or fair value, whichever is less, of property additions after adjustments to offset retirements and amounts removed from the utility plant or fixed capital accounts of the former Iowa Southern;

•	in an aggregate principal amount not exceeding the aggregate principal amount of bonds which have been retired, other than bonds retired through the use of specified funds; and

•	upon deposit of cash with the 1923 indenture trustee, in an amount equal to the principal amount of the bonds to be so issued, and this cash may be withdrawn by us in a sum equal to the aggregate principal amount of the bonds which could be issued under the two subparagraphs above. (Sections 5.01, 6.01 and 7.01).

Bonds issuable under the 1923 indenture are available as the basis for the issuance of securities under the mortgage.

Substitutions and Releases

Generally, property subject to the lien of the 1923 indenture may be released only upon our deposit or pledge with the 1923 indenture trustee of cash, purchase money obligations, securities, or the certification of property additions or, in some instances, upon the substitution of other property of equivalent value. We may also, under some conditions, without release, terminate, change, or assent to the modification of leases, easements, franchises, and governmental permits. (Article XI).

Satisfaction and Discharge of 1923 Indenture

If we pay the principal of, premium, if any, and interest on all outstanding bonds issued under the 1923 indenture or deposit with the 1923 indenture trustee funds for the payment or redemption of bonds, then the 1923 indenture trustee may, and upon our request, will, cancel and discharge the lien of the 1923 indenture and reconvey to us the mortgaged and pledged property. (Article XIX).

Events of Default

Each of the following events constitutes an event of default under the 1923 indenture:

•	our failure to pay interest on any bond within 90 days after the same becomes due;

•	our failure to pay principal or premium, if any, on any bond within three business days after its due date;

•	our failure to perform or breach of any covenant or warranty in the 1923 indenture, other than a failure to pay interest, principal or premium, for a period of 60 days after the trustee or the holders of at least 35% in principal amount of outstanding bonds have given us a written notice of the default or breach, unless the 1923 indenture trustee, or the 1923 indenture trustee and the holders of a principal amount of bonds not less than the principal amount of bonds the holders of which gave the notice, as the case may be, agree in writing to an extension of that period prior to its expiration. The trustee, or the trustee and the holders, as the case may be, will be deemed to have agreed to an extension of the period if corrective action has been initiated by us within this period and is being diligently pursued;

•	some events relating to our reorganization, bankruptcy or insolvency or appointment of a receiver or trustee for our property; and

•	the occurrence of a matured event of default under any Class A Mortgage or the mortgage. The waiver or cure of any event of default and the rescission and annulment of the consequences of the default will be a waiver of the corresponding event of default under the mortgage and a rescission and annulment of the consequences of the default. (Section 15.01).

Holders of two-thirds of principal may waive any default, other than in default in payment of principal and/or interest. (Section 15.19).

The 1923 indenture trustee is required to give notice of any default to bondholders within 90 days after the occurrence thereof, unless the default is cured before the giving of the notice, except in the case of some defaults, notice of which is not to be given by the trustees until at least 60 days after the occurrence of the default. The 1923 indenture trustee may withhold notice of default, except in the payment of principal of, or interest or premium, if any, on, any of the bonds or in the payment of any sinking fund or purchase fund installment, if the 1923 indenture trustee determines that the withholding is in the interest of the bondholders. (Section 17.11).

Holders of a majority of the principal amount of outstanding bonds may direct the method, time, and place of conducting any proceedings for any remedy available to the 1923 indenture trustee for any sale of the property subject to the lien of the 1923 indenture, or for the foreclosure of the 1923 indenture, or for the appointment of a receiver, or for the taking of any other action authorized by the 1923 indenture in respect of a default. (Section 15.05).

No holder of any bond or coupon will have any right to enforce any remedy under the 1923 indenture, unless the holder has given prior written notice to the 1923 indenture trustee of the default, 25% in aggregate principal amount of the outstanding bonds have made prior written request to the 1923 indenture trustee and have afforded reasonable opportunity to the 1923 indenture trustee to pursue the remedy in the trustee’s own name, and the 1923 indenture trustee has been offered adequate indemnity for costs, expenses and liabilities which may be incurred. (Section 15.15).

We must file an annual certificate with the 1923 indenture trustee as to compliance with the conditions and covenants of the 1923 indenture. (Section 14.03).

Modification of the 1923 Indenture

To the extent permitted by the terms of the 1923 indenture, modification or alteration of the 1923 indenture or any supplemental indenture, and of the rights and obligations of us and of the bondholders, may be made with our consent by an affirmative vote of the holders of not less than 80% in principal amount of the outstanding bonds issued under the 1923 indenture and entitled to vote at a meeting of bondholders and by an affirmative vote of the holders of not less than 80% of the principal amount of the bonds of the series affected by the change. However, any modification or alteration that is intended to effect or permit the extension of the maturity of the principal of any bond, the reduction in the rate of interest on any bond, or any other modification in the terms of payment of the principal or interest, the creation of liens ranking prior to, or on parity with, the lien of the 1923 indenture, the deprivation of any holder of a lien upon the mortgaged property or the reduction in the percentage vote necessary to modify this indenture will not be effective as to any bond the holder of which has not assented to the modification or alteration. (Section 20.07; See “— Voting of Class A Bonds”).

Description of the 1940 Indenture

General

This section briefly summarizes the 1940 indenture. Since this is only a summary, it does not contain all of the information that may be important to you. You may review the 1940 indenture at the offices of the trustee or by contacting our Corporate Secretary. We encourage you to read the 1940 indenture. Parenthetical section references under this subheading are references to sections of the 1940 indenture, unless otherwise indicated.

Security

The 1940 indenture constitutes a direct first mortgage lien upon substantially all of our property and franchises, except for the property of Iowa Southern existing at the time of the Iowa Electric and Iowa Southern merger on December 31, 1993 and the property of IPC existing at the time of the IES Utilities and IPC merger on January 1, 2002, and upon additions, renewals and extensions to this property, with some exceptions for some types of property, including accounts receivable, as provided in the 1940 indenture, and subject only to permitted liens and encumbrances. (Granting Clauses).

Substantially all property and franchises acquired by us after the date of this prospectus will become subject to the lien of the 1940 indenture, subject only to permitted liens and encumbrances and liens and encumbrances, if any, existing or placed on such after-acquired property at the time of acquisition of the after-acquired property. The lien of the 1940 indenture on the property owned by Iowa Southern at the time of the Iowa Electric and Iowa Southern merger, and extensions and additions to that property, is junior to the lien of the 1923 indenture, and the lien of the 1940 indenture on the property owned by IPC at the time of the IES Utilities and IPC merger, and extensions and additions to that property, is junior to the IPC indenture.

Any bonds issued under the 1940 indenture as the basis for the issuance of the collateral trust bonds under the mortgage will be secured equally and ratably with the bonds of all other series then outstanding under the 1940 indenture.

Effect of the Iowa Electric and Iowa Southern Merger and the IES Utilities and IPC Merger on the 1940 Indenture

The merger of Iowa Electric and Iowa Southern did not impair the lien of the 1940 indenture or any of the rights or powers of the trustee under the 1940 indenture or the bondholders under the 1940 indenture. (Section 133). Pursuant to that merger, our company, which was renamed IES Utilities, became the successor to Iowa Electric under the 1940 indenture.

On January 1, 2002, IPC was merged with and into IES Utilities, and our new name became Interstate Power and Light Company. This merger also did not impair the lien of the 1940 indenture or any of the rights or powers of the 1940 indenture trustee or the bondholders under the 1940 indenture.

Issuance of Additional Bonds

Except as provided below, the 1940 indenture does not fix an overall limitation on the aggregate principal amount of the bonds of all series that may be issued or outstanding. (Section 3).

Additional bonds of any series may be issued:

•	in an aggregate principal amount not exceeding 75% of property additions resulting from the acquisition by purchase, construction or otherwise, which property additions are not subject to any lien, except permitted liens under the 1940 indenture (Article IV);

•	in an aggregate principal amount not exceeding principal amount of bonds, previously authenticated under the 1940 indenture, which have been retired or for the retirement of which the 1940 indenture trustee holds the necessary funds, other than bonds redeemed through the operation of cash sinking funds (Article VI); or

•	upon deposit of cash with the 1940 indenture trustee, in an amount equal to the principal amount of the bonds to be so issued, which cash may be applied to the retirement of bonds or may be withdrawn by us in a sum equal to the aggregate principal amount of the bonds which could be issued under the two subparagraphs above. (Article V).

Bonds issuable under the 1940 indenture are available as the basis for the issuance of securities under the mortgage.

Substitutions and Releases

Generally, property subject to the lien of the 1940 indenture may be released only upon our deposit or pledge with the 1940 indenture trustee of cash, purchase money obligations or the certification of property additions. We may also, under some conditions, without release, abandon, terminate, cancel, release or make alterations in rights-of-way, easements, licenses or permits, or surrender or modify any franchise. (Article VII).

Satisfaction and Discharge of 1940 Indenture

If we pay the principal of, premium, if any, and interest on all outstanding bonds issued under the 1940 indenture or deposit with the 1940 indenture trustee funds for the payment or redemption of bonds, then the 1940 indenture and the liens granted under the 1940 indenture will cease and become null and void. The 1940 indenture trustee may, and upon our request, will, cause satisfaction and discharge the lien of the 1940 indenture and reconvey to us the mortgaged and pledged property. (Section 157).

Events of Default

Each of the following events constitutes an event of default under the 1940 indenture:

•	our failure to pay interest on any bond within 90 days after the same becomes due;

•	our failure to pay principal or premium, if any, on any bond within three business days after its due date;

•	our failure to perform or breach of any covenant or warranty in the 1940 indenture, other than a failure to pay interest, principal or premium, for a period of 60 days after the trustee or the holders of at least 35% in principal amount of outstanding bonds have given us a written notice of the default or breach, unless the 1940 indenture trustee, or the indenture trustee and the holders of a principal amount of bonds not less than the principal amount of bonds the holders of which gave the notice, as the case may be, agree in writing to an extension of that period prior to its expiration. The trustee, or the trustee and the holders, as the case may be, will be deemed to have agreed to an extension of the period if corrective action has been initiated by us within this period and is being diligently pursued;

•	some events relating to our reorganization, bankruptcy or insolvency or appointment of a receiver or trustee for our property; and

•	the occurrence of a matured event of default under any Class A Mortgage or the mortgage. The waiver or cure of any event of default and the rescission and annulment of the consequences of the default will be a waiver of the corresponding event of default under the mortgage and a rescission and annulment of the consequences of the default. (Section 105).

Upon a default, the 1940 indenture trustee may, and upon request of the holders of a majority of the principal amount of the bonds will (and the holders of at least a majority in principal amount of the bonds may, by notice in writing to us), declare the principal of and interest on all the bonds to be immediately due and payable. (Section 107).

No holder of any bond or coupon will have any right to enforce any remedy under the 1940 indenture, unless the holder has given prior written notice to the 1940 indenture trustee of the default, a majority in aggregate principal amount of the outstanding bonds have made prior written request to the 1940 indenture trustee and the 1940 trustee has been afforded reasonable opportunity to pursue the remedy in the trustee’s own names. (Section 118).

The 1940 indenture trustee is required to give notice of any default to bondholders within 90 days after the occurrence of a default known to it, unless the default has been cured before the giving of the notice. The 1940 indenture trustee may withhold notice of default, except in the payment of principal of, or interest or premium, if any, on, any of the bonds or in the payment of any sinking fund or purchase fund installment, if the 1940 indenture trustee determines in good faith that such withholding is in the interest of the holders of bonds. (Section 106).

Holders of a majority of the principal amount of outstanding bonds may direct the time, method and place of conducting any proceeding for any remedy available to the 1940 indenture trustee, or exercise any trust or power conferred upon the 1940 indenture trustee. (Section 110).

We must file an annual certificate with the 1940 indenture trustee as to compliance with the conditions and covenants of the 1940 indenture and as to the absence of default with respect to any of the covenants contained in the 1940 indenture. (Section 103).

Modification of the 1940 Indenture

To the extent permitted by the terms of the 1940 indenture, modification or alteration of the 1940 indenture or any supplemental indenture, and of the rights and obligations of us and of the bondholders, may be made with our consent by an affirmative vote of the holders of not less than 75% in principal amount of the outstanding bonds issued under the 1940 indenture and entitled to vote at a meeting of bondholders. However, any modification or alteration that is intended to effect or permit the reduction in the principal or the rate of interest on any bond, the creation of liens ranking prior to, or on a parity with, the lien of the 1940 indenture or the reduction of the percentage of the bondholders required to modify or alter the 1940 indenture will not be effective as to any bond the holder of which has not assented to the modification or alteration. (Section 167; See “— Voting of Class A Bonds”).

Voting of Class A Bonds

As holder of any Class A Bonds issued under the 1923 indenture and the 1940 indenture, the trustee will attend meetings of bondholders under the 1923 indenture and the 1940 indenture, or deliver its proxy, as they relate to matters with respect to which it is entitled to vote or consent. With respect to any amendments or modifications to the 1923 indenture or the 1940 indenture, the trustee will vote all Class A Bonds issued under the 1923 indenture or the 1940 indenture, as the case may be, then held by it, or consent with respect thereto, proportionately with what is reasonably believed to be the vote or consent of the holders of all other bonds outstanding under the 1923 indenture or the 1940 indenture, as the case may be, the holders of which are eligible to vote or consent. However, at any time the Class A Bonds under the 1923 indenture or the 1940 indenture held by the trustee constitute a majority of the principal amount of the outstanding bonds under the 1923 indenture or the 1940 indenture, as the case may be, or at any time the Class A Bonds held by the trustee constitute less than a majority but there is a proposed amendment or modification of the 1923 indenture or the 1940 indenture, which, if it were an amendment or modification of the mortgage (See “— Modification of the Mortgage”), would require the consent of holders, then, in either case, the trustee may only vote the Class A Bonds in accordance with the vote of the holders of at least a majority of the principal amount of the securities casting a vote and will seek that vote in accordance with the provisions of the mortgage applicable to required votes of holders in respect of amendments or modifications to the mortgage. (Section 705 of the mortgage).

Governing Law

The mortgage and the collateral trust bonds will be governed by, and construed in accordance with, the laws of the State of Iowa. (Section 114).

GLOBAL SECURITIES

We may issue the securities in whole or in part in the form of one or more global certificates or notes, which we refer to as global securities, that we will deposit with a depository or its nominee that we identify in the applicable prospectus supplement.

We will describe the specific terms of the depository arrangement covering the securities in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depository arrangements.

Upon the issuance of the securities in the form of one or more global securities, the depository or its custodian will credit, on its book-entry registration and transfer system, the number of shares or principal amount of securities of the individual beneficial interests represented by these global securities to the respective accounts of persons who have accounts with the depository. Ownership of beneficial interests in the global securities will be shown on, and the transfer of this ownership will be effected only through, records maintained by the depository or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. These accounts initially will be designated by or on behalf of the underwriters, initial purchasers or agents, or by us if we offer and sell the securities directly, and ownership of beneficial interests in the global securities will be limited to participants or persons who hold interests through participants. Qualified institutional buyers may hold their interests in the global securities directly through the depository if they are participants in this system, or indirectly through organizations which are participants in this system. The laws of some states of the United States may require that some purchasers of securities take physical delivery of the securities in definitive registered form. These limits and the laws may impair your ability to own, transfer or pledge interests in the global securities.

So long as the depository, or its nominee, is the registered owner or holder of the securities, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global securities for all purposes. No beneficial owner of an interest in the global securities will be able to transfer that interest except in accordance with the depository’s procedures.

We will make dividend payments on, or payments of the principal of, and premium, if any, and interest on, the global securities to the depository or its nominee, as the case may be, as the registered owner of the global securities. We will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interest.

We expect that the depository or its nominee, upon receipt of any dividend payment on, or payment of the principal of, and premium, if any, and interest on, the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the securities as shown on the records of the depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the global securities held through the participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for their customers. These payments will be the responsibility of the participants. Transfers between participants in the depository will be effected in the ordinary way through the depository’s settlement system in accordance with the depository rules and will be settled in same day funds.

We will issue securities in certificated form in exchange for global securities if:

•	the depository notifies us that it is unwilling or unable to continue as a depository for the global securities or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934 and a successor depository is not appointed by us within 90 days of the notice;

•	an event of default under the instrument governing the securities has occurred and is continuing; or

•	we determine that the securities will no longer be represented by global securities.

PLAN OF DISTRIBUTION

We may sell the securities in one or more of the following ways from time to time:

•	to or through underwriters;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents; or

•	any combination of these.

The applicable prospectus supplement will set forth the terms of the offering of securities, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are utilized in the sale, the securities will be acquired by the underwriters for their own account pursuant to an underwriting agreement that we will execute with the underwriters at the time an agreement for the sale is reached. These securities may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market or varying prices determined at the time of sale. These securities may be either offered to the public through underwriting syndicates represented by managing underwriters or without a syndicate. Generally, the obligations of the underwriters to purchase securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are utilized in the sale of the securities, we will sell the securities to the dealer as principal. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale.

We may sell securities directly or through agents we designate from time to time. Generally, any agent will be acting on a best efforts basis for the period of the appointment.

Underwriters, agents and dealers may be entitled under agreements entered into with us to be indemnified against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2002; and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

Some of these reports, however, are filed on a combined basis with our parent, Alliant Energy Corporation, and its direct subsidiary, Wisconsin Power and Light Company. Information contained in these reports relating to these entities is filed by them on their own behalf and not by us.

You may request a copy of any of these filings, at no cost, by writing to F. J. Buri, Corporate Secretary, Interstate Power and Light Company, 4902 North Biltmore Lane, Madison, Wisconsin 53718, or by calling Mr. Buri at (608) 458-3311.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Foley & Lardner.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Interstate Power and Light Company incorporated in this registration statement by reference from Interstate Power and Light Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

1,600,000 Shares

Interstate Power and Light Company

7.10% Series C Cumulative Preferred Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

September 9, 2003